U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

SPINDLE, INC.
(Exact name of registrant as specified in its charter)

Nevada	20-8241820
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

8700 E Vista Bonita Dr. Suite 260 Scottsdale, AZ	85255
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (480) 336-2653

Facsimile number: (480) 535-7629

Copies to:

Kevin Friedmann

Richardson & Patel, LLP

The Chrysler Building

405 Lexington Ave., 49th Floor

New York, NY 10174

Telephone Number: (212) 561-5559

Facsimile Number: (917) 677-8165

Securities to be registered under Section 12(b) of the Act: None

Title of each class to be so registered	Name of Exchange on which each class is to be registered

N/A	N/A

Securities to be registered under Section 12(g) of the Exchange Act:

Common Stock, $0.0001

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.  (Check one):

Large accelerated filer [ ]	Accelerated filer [ ]

Non-accelerated filer [ ]	Smaller reporting company [X]

EXPLANATORY NOTE

We are voluntarily filing this General Form for Registration of Securities on Form 10 to register our common stock, par value $0.0001 per share (the “Common Stock”), pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

This registration statement will become effective automatically by lapse of time 60 days from the date of the original filing pursuant to Section 12(g)(1) of the Exchange Act. As of the effective date we will be subject to the requirements of Regulation 13(a) under the Exchange Act and will be required to file annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, and we will be required to comply with all other obligations of the Exchange Act applicable to issuers filing registration statements pursuant to Section 12(g) of the Exchange Act.

Unless otherwise noted, references in this registration statement to the “Spindle,” the “Company,” “we,” “our” or “us” means Spindle, Inc.  Our principal place of business is located at 8700 E. Vista Bonita Drive, Suite 260, Scottsdale, AZ 85255. Our telephone number is (480) 336-2653.

FORWARD LOOKING STATEMENTS

There are statements in this registration statement that are not historical facts. These “forward-looking statements” can be identified by use of terminology such as “believe,” “hope,” “may,” “anticipate,” “should,” “intend,” “plan,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy” and similar expressions. You should be aware that these forward-looking statements are subject to risks and uncertainties that are beyond our control.  For a discussion of these risks, you should read this entire registration statement carefully, especially the risks discussed under the section entitled “Risk Factors.” Although management believes that the assumptions underlying the forward looking statements included in this registration statement are reasonable, they do not guarantee our future performance, and actual results could differ from those contemplated by these forward looking statements. The assumptions used for purposes of the forward-looking statements specified in the following information represent estimates of future events and are subject to uncertainty as to possible changes in economic, legislative, industry, and other circumstances. As a result, the identification and interpretation of data and other information and their use in developing and selecting assumptions from and among reasonable alternatives require the exercise of judgment. To the extent that the assumed events do not occur, the outcome may vary substantially from anticipated or projected results, and, accordingly, no opinion is expressed on the achievability of those forward-looking statements.  In light of these risks and uncertainties, there can be no assurance that the results and events contemplated by the forward-looking statements contained in this registration statement will in fact transpire. You are cautioned to not place undue reliance on these forward-looking statements, which speak only as of their dates. We do not undertake any obligation to update or revise any forward-looking statements unless required by applicable laws or regulations.

Item 1. Business.

Company History

Spindle was originally incorporated in the State of Nevada on January 8, 2007 as “Coyote Hills Golf, Inc.” We were previously an online retailer of golf-related apparel, equipment and supplies and generated minimal revenues from that line of business.

On December 2, 2011, we acquired certain assets and intellectual property from Spindle Mobile, which was in the business of data processing, mobile payments and other related fields, in exchange for approximately 80% of the issued and outstanding common stock of the Company, which shares were distributed to the stockholders of Spindle Mobile pursuant to the terms and conditions of an Asset Purchase Agreement dated December 2, 2011 (the "Spindle Mobile Agreement").  Concurrent with the closing of the Spindle Mobile Agreement, we amended our articles of incorporation to change our name from “Coyote Hills Golf, Inc.” to “Spindle, Inc.” Since the acquisition of the Spindle Mobile assets, the Company has completed additional acquisitions, including, the acquisition of (1) substantially all of the assets of Parallel Solutions, Inc. (“Parallel”) used in connection with its business of facilitating electronic payment processing services to merchants (the “Parallel Assets”) on December 31, 2012, (2) substantially all of the assets of MeNetwork, Inc. (“MeNetwork”) used in connection with its business of developing, marketing and licensing a mobile marketing platform for use by merchants and consumers (the “MeNetwork Assets”) on March 20, 2013, and (3) as described below, the assets of Yowza International Inc.

On January 3, 2014 (the “Closing Date”), we acquired substantially all of the assets of Yowza International Inc. (renamed Y Dissolution, Inc.) (“Yowza!!) used in connection with its business of providing retail coupons through a mobile application (the “Yowza Assets”), and assumed certain liabilities of Yowza!! in an amount equal to $15,000 for consideration equal to (1) $500,000 in cash paid to Yowza!! and certain creditors and holders of outstanding promissory notes issued by Yowza!! and (2) an aggregate of 1,642,000 unregistered shares of our common stock (the “Aggregate Share Consideration”), issuable to the holders of Yowza!!’s outstanding capital stock.  Ten percent of the Aggregate Share Consideration is issuable to certain executive management members and advisors of Yowza!! in accordance with consulting or employment agreements and subject to certain vesting provisions.  In addition, an aggregate of 197,052 shares of common stock (the “Indemnification Escrow”), representing approximately 12% of the Aggregate Share Consideration, has been deposited in escrow for a period of one year from the Closing Date.  The Indemnification Escrow is available to compensate Spindle pursuant to the indemnification obligations of Yowza!! under the Asset Purchase Agreement, and for any necessary accounts receivable adjustment after the Closing Date in the event Spindle is unable to collect the acquired outstanding accounts receivable of Yowza!! within 120 days after the Closing Date.

Business

Spindle is a mobile commerce company focused on small to medium businesses and their current and potential customers. We supply mobile marketing and payments products and services that enable merchants to attract and retain customers through the use of our proprietary platforms and systems. Spindle’s integrated payment and marketing services are available through a single mobile- or website-based interface that allows a merchant to simply and securely market to and transact business with new customers in as little as 10 minutes.

Spindle also delivers mobile products and services to consumers which enable them to discover new merchants, “subscribe” to their personal favorite merchants (creating a direct one-to-one connection between the merchant and the consumer), and make purchases using their mobile devices.

Mobile Commerce Market Dynamics

Mobile Commerce Market:

According to IDC Financial Insight’s Worldwide Mobile Payments 2012-2017 report, which presents a worldwide forecast of consumer and business spending through mobile networks over the next five years, worldwide purchase volume over mobile devices will surpass $1 trillion by 2017 (Source: IDC Nov 14 2012).

Mobile marketing spending is expected to reach $20 billion in 2015. That spending is expected to translate to $401 billion in transactional revenue sales in 2015 (Source: Mobile Marketing Association and IHS Global May 2013).

There are a variety of reports in the market place to demonstrate that mobile commerce spending, consisting of payments, offers, and loyalty solutions, is sharply on the rise. Nearly everything we do in today’s marketplace can be done via a mobile device. We believe that the use of mobile devices for business transactions is a trend that will increase as integrated and seamless solutions make these transactions commonplace.

Mobile Industry Problem:

Small and medium sized businesses, which we define as businesses with under $15 million in annual revenues and less than 250 fulltime employees, must attract and retain customers to keep their businesses viable. Small businesses also must compete with larger businesses that have the financial resources to develop mobile applications (apps) that drive consumer engagement and retention. According to the United States Census Bureau, there are approximately 6.5 million small and medium sized merchants located in the United States.  Due to limited resources, limited expertise, and a lack of turnkey mobile applications for use by small and medium sized businesses, we believe that the majority of merchants are at a competitive disadvantage in the rapidly evolving mobile economy.

The Spindle Solution:

Spindle has developed a product for small and medium sized businesses that combines the benefits of a commercial mobile marketing platform with a highly secure and full-function mobile payment platform. The combined platform separates Spindle from the current mobile solution suppliers who focus on just one of these functions. Spindle has built a platform that enables businesses and consumers to interact within a mobile environment and engage in commerce in real-time virtual and physical marketplaces. We believe that our mobile marketing and mobile payment applications can help to strengthen the relationship between a small or medium sized business (for example, a restaurant or boutique retailer) and its customers.

Spindle’s delivery of the combined marketing and payment service was made possible with the technology acquisition and software platform integration of MeNetwork, which we acquired in the first quarter of 2013. As a result of this acquisition, Spindle delivers products and services in the market in three ways:

•

as a full service payment services provider, helping merchants and consumers consummate successful transactions using a mobile device;

•

as a mobile marketing software-as-a-service (SaaS) branded the “MeNetwork”, which is distributed and downloadable through the web, Apple, and Google; and

•

as the complete mobile commerce solution provider with our “MeNetwork360” product, which is a bundled solution sold to small and medium sized businesses, merchants, retailers, and channel partners that combines mobile marketing and mobile payment acceptance and processing solutions integrated at the point of sale.

1)

Full Service Payment Service Provider

Businesses are looking for simple to use and efficient ways to obtain merchant accounts and process consumer card-based transactions.  We believe that “last mile” challenges related to the friction caused by antiquated financial services systems and outdated point of sale terminals can be corrected through mobile connectivity.  Spindle combines proprietary, device agnostic, and cloud based technologies with an automated and modernized approach to payment services for small and medium businesses that accept cards issued by Visa, MasterCard, American Express, Discover, and pre-paid and debit cards in addition to other payment services small and medium sized businesses may enjoy outside of these traditional services.

We accomplish our automation and efficiencies through a modern process which includes bearing the risk of underwriting merchants on our payment platform, streamlining processes via technology, and other proprietary approval guidelines that create a reduction in the time and cost in acquiring a merchant. As compared to a formal underwriting process, which is intrusive, manual and time consuming, we believe our technology addresses a broad audience of potential merchants by servicing lower margin merchants requiring competitive processing fees and higher margin merchants requiring instant approval.

2)

Mobile Demand Marketing Platform

The MeNetwork Merchant Experience

With the MeNetwork, a small business, merchant, or retailer has access to a mobile marketing platform at a monthly price that removes the traditional financial barrier that may prevent smaller establishments from entering into mobile marketing. Using our “MeNetwork” Merchant Tool™, which is accessible from any cloud aware device or computer with an internet connection and available by downloading the application online at www.themenetwork.com, www.spindle.com, various affiliate websites, channel partners, and from the Apple and Google stores, a small business, merchant, or retailer can create and initiate a timely and relevant mobile marketing campaign, subscription reward, or loyalty program to their mobile subscribers in under 3 minutes. Merchants have complete control over aspects of their campaigns which include publishing offers (incentives), events (promotions), and announcements which they create within the MeNetwork merchant interface. The Merchant Tool is also connected to popular social media channels including Facebook and Twitter supporting simultaneous publishing of offers in a variety of networks. We also enable content distribution through our platform interface to third party products in conjunction with edo (www.edo.com) and TruEffect (www.trueffect.com) to push (publish) direct consumer interaction outside of the MeNetwork community, thereby reaching over 25 million card linked and display advertising communities within the United States.

The MeNetwork Consumer Experience

Consumers play a critical role in mobile commerce. We have built the MeNetwork mobile marketing platform around the consumer’s evolving needs. The mobile application for consumers is downloadable via a subscribing merchant advertisement, our website and mobile destination, and Apple and Google stores. The application offers timely and relevant events at restaurants, retailers, bars, hotels, attractions, entertainment venues, spas, salons, and more. Upon downloading the application onto a mobile device (mobile phone, mobile tablet, or any mobile connected device) the application locates the user and presents the consumer with the names of nearby merchants who are currently posting (publishing) special offers, incentives, and events. Consumers may also “subscribe” to individual merchants and will receive a push notification each time their favorite merchant posts a timely and relevant promotion. If a consumer activates “Follow Me”, the MeNetwork will alert them when they’re within 3 miles of a merchant that has an offer or event in a category the consumer follows.

MeNetwork also makes it easy for consumers to earn, track, and redeem rewards from their favorite merchants, and to do it entirely on their mobile devices.  We believe we have within the MeNetwork platform a process which reduces the cost and increases the adoption and use of reward and loyalty programs verses traditional paper punch programs. The MeNetwork application manages loyalty program sign-up, progress tracking, reward redemption, and social media sharing to Facebook, Twitter, and our third party advertising networks.

3)

MeNetwork360

We believe we solve a problem in mobile commerce through the integration of several disciplines including traditional, online and mobile marketing and payments. We have created a single platform which integrates these disciplines into a simple, mobile, and secure cloud based product called “MeNetwork360” which we make available to small and medium sized businesses, merchants, and retailers via downloading of the application to any cloud aware or connected device (mobile phone, tablet, point of sale (POS) register, cloud aware SaaS point of sale, etc.). Prior to “MeNetwork360”, consumers were required to download, learn, navigate, and manage multiple applications to locate merchants, review, track and earn loyalty rewards, make purchases, and share their discoveries with their community of friends, family, and colleagues. Merchants are without simple and affordable ways to join the mobile economy, facilitate mobile commerce transactions, and reach a network of active mobile consumers.  We believe “MeNetwork360” solves issues in mobile commerce with a combined single solution approach that attracts new consumers to merchants and through a single interface enables a merchant to attract, transact, incentivize and retain those consumers.

Merchants may process credit card and mobile payment transactions at the point of sale (POS) using the free MeNetworkPro application for Apple (iOS) and Google (Android) smartphones and tablets. MeNetworkPro, our product focused on micro merchants and retailers, includes a plug-in card swiper to facilitate easy card present acceptance.  MeNetworkPro also includes an integrated mobile payment option that allows consumers using the MeNetwork application to initiate a purchase directly from their mobile device via our integrated and cloud based mobile wallet. Our secured payment facilities, hosted by Amazon Web Services, are Payment Card Industry Level 1 certified and securely manage all sensitive credit card information end to end. Our products do not store any information related to card data or authorization on the device itself. Instead we use a proprietary process for uniquely identifying every transaction on or through our payment platform connecting the small business, merchant, or retailer with the consumer and the individual transaction.

For ease of use, consumers may store credit cards, debit cards, and bank information in the MeNetwork Wallet on the consumer application, and simply select and pay at any merchant subscribing to MeNetworkPro. As described above no credit card or transaction data is stored on the consumer’s device. Additionally no credit card data is shared with the merchant at the time of purchase. When a consumer decides to make a purchase, the transaction receives a unique identification, is paired with the consumer’s selected payment method, and the transaction is consummated entirely within our cloud based systems. An illustration of our technique is provided below:

Business Status

Spindle delivered its first product in the unattended payments market segment and has generated revenues from it since late May 2012.  Our entry into the unattended vending market came as a result of efforts at Bank of America Merchant Services, our sponsoring bank for merchant acquiring.  In November 2012 we began the process of internal architecture design, development certification, and deployment for distribution of our full service payment processing platform which required compliance with Federal and State regulations, Payment Card Industry certifications, risk management, and merchant underwriting functions, including end of month statement processes and settlement and funding capability. The result of this effort has enabled Spindle to earn sponsorship and registration with the card associations VISA, MasterCard, American Express, and Discover Card as a Payment Service Provider/Payment Facilitator. As a Payment Service Provider we enable small and medium sized businesses, merchants, retailers, and channel partners (ISO’s, VAR’s and resellers) to immediately bring onto the platform new merchants, qualify them, and issue a unique sub-merchant identification number. We are certified as a Payment Card Industry Level 1 Service Provider, which is the highest certification level by a processing platform. Payment Card Industry certifications are a requirement for delivering products and services as a payment processing platform (in our case, a Payment Service Provider) in the regulated and secure payment card processing industry. With our registered Payment Service Provider designation and sponsoring bank partner, Bank of America Merchant Services, we directly board sub-merchants under our processing connection to accept credit card payment transactions to service our participating small and medium sized businesses, merchants, and retailers. Additionally, for convenience, we process electronic checks and Automated Clearing House transactions for merchants and sub-merchants who request those services through our payment platform.

In the first quarter of 2013, we completed the asset acquisition of MeNetwork, a mobile marketing technology platform based in Denver, Colorado. In the time since, we have invested internal resources to integrate the MeNetwork mobile platform with the Spindle payment services platform while continuing to invent and enhance the overall commerce solution. As described above, the MeNetworkPro iOS and Android applications are also branded for customers or delivered under the MeNetwork brand which allows us to offer an instant payment processing merchant account for merchants using our service on mobile devices. We also supply every merchant boarded on the marketing service with a processing account which enables them to process payments for the redemption of offers delivered through the MeNetwork consumer application.

We are currently generating revenue through processing of payment card transactions and through monthly subscriber fees paid for the use of our MeNetwork products. We expect to generate revenue in 2014 from mobile payment processing delivered in the MeNetwork360 product.

As a result of our acquisition of Yowza!!, we anticipate merging the couponing features and functionality of the Yowza!! product into our current MeNetwork platform. We believe this will add value to our overall solution for merchants and consumers who engage in mobile transactions via offers and couponing promotions.

Our Growth Strategy

Sales

Spindle supplies services to three categories of customers: 1) individual consumers, who we sometimes refer to as “buyers”; 2) individual businesses, which we sometimes refer to as “merchants” or “sellers”; and 3) third party resellers (advertising and content media companies, financial institutions and other resellers such as SaaS based point of sale companies). We derive revenue from the sale of our services to merchants and reseller partners. The services enable merchants to attract, market to, and retain their customers though our advertising platform as well as to process payments for goods and services sold to consumers through a face-to-face transaction using the MeNetwork platform, website based shopping cart, or by accepting card swipe transactions on the MeNetworkPro or enabled reseller mobile app.

We reach merchants in two ways, either by direct sales or by indirect sales through reseller channels. Direct sales are derived using employees and contract labor, web or app store traffic, and by viral methods such as referrals from our customers and merchants. Additionally we have signed several reseller agreements to extend our reach into specialized markets such as mobile advertising and display, micro mobile merchant aggregation via physical cellular locations (mPOS), independent sales offices (ISOs), SaaS based point of sale (POS), and website merchant services (eCommerce). We consider our reseller agreements to be “indirect” sales. These originate from internal sales efforts where Spindle will enable technology and/or its marketing and payment systems bundled with the reseller’s products. In some cases our systems carry the MeNetwork brand or in other cases they are branded under the reseller’s name, imaging, and logos.

Spindle has signed agreements with a number of resellers, some of which resell the MeNetworkPro branded solution and others, who we designate as “white label” partners, who place their brand on the product. Resellers represent a way to leverage the benefits of Spindle’s technology and the reseller’s product in a single product offering. Contracting with resellers is one of the core tenants of Spindle’s growth plans.  For 2014 Spindle will focus on the joint development projects needed to create the connection between our systems and the reseller. These projects connect our reseller’s systems to Spindle’s payment processing platform so they can sell a combined service to their customers. No single reseller represents more than 20% of our revenue.

Acquisitions

We expect to grow not only through the addition of merchants using our products and services, but by means such as acquisitions.  We have made acquisitions over the past two years, including the acquisition of Parallel Solutions Inc. in the fourth quarter of 2012, MeNetwork in the first quarter of 2013 and Yowza!! in the first quarter of 2014.We will continue to search and identify unique opportunities which we believe will enhance our product features and functionality, revenue goals, and technology. Our acquisitions have been consummated through the issuance of a combination of our common stock and cash.

Government Regulation

We are subject to regulations that affect the electronic payment industry in which our service is used. In particular, the banks and financial institutions that we provide services to are subject to regulations applicable in the United States and abroad, and, consequently, we may be affected by such regulations.  Regulation of the financial services industry has seen rapid change in recent years, including the passage of the Patriot Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, including the Durbin Amendment (the “Dodd-Frank Act”).  The Dodd-Frank Act establishes regulation and oversight by the U.S. Federal Reserve Board of debit interchange rates and certain other network industry practices. Among other things, it requires debit and prepaid “interchange transaction fees” (referred to in the Dodd-Frank Act as fees established, charged or received by a payment card network for the purpose of compensating an issuer for its involvement in an electronic debit transaction) to be “reasonable and proportional to the cost incurred by the issuer with respect to the transaction.” We believe that, as a small issuer with less than $10 billion in consolidated assets, our payment service is exempt from this provision of the Dodd-Frank Act.  If at any time these regulations should change there would be an impact on our business model due to the costs of compliance with such regulations.

Additionally, the Dodd-Frank Act provides that neither an issuer nor a payment card network may establish exclusive debit network arrangements or inhibit the ability of a merchant to choose among different networks for routing debit transactions. Under alternative rules proposed by the Federal Reserve, either (1) a debit card would meet the requirements of the Dodd-Frank Act as long as it could be used in at least two unaffiliated networks, or (2) each debit card would be required to function in at least two unaffiliated networks for each method of authorization that the cardholder could use for transactions (i.e., two signature and/or two PIN networks).

The Dodd-Frank Act also created two new independent regulatory bodies in the Financial Reserve System. The Consumer Financial Protection Bureau has significant authority to regulate consumer financial products, including consumer credit, deposit, payment, and similar products; although it is not clear whether and/or to what extent the Bureau will be authorized to regulate broader aspects of payment card network operations. The Financial Stability Oversight Council is tasked, among other responsibilities, with identifying “systemically important” payment, clearing and settlement systems that will be subject to new regulation, supervision and examination requirements, although it is not clear whether Spindle would be deemed “systemically important” under the applicable statutory standard. If Spindle were deemed “systemically important,” it could be subject to new risk management regulations relating to its payment, clearing, and settlement activities. New regulations could address areas such as risk management policies and procedures; collateral requirements; participant default policies and procedures; the ability to complete timely clearing and settlement of financial transactions; and capital and financial resource requirements. In addition, a “systemically important” payment system could be required to obtain prior approval from the U.S. Board of Governors of the Federal Reserve System or another federal agency for changes to its system rules, procedures or operations that could materially affect the level of risk presented by that payment system. These developments or actions could increase the cost of operating our business and may make payment card transactions less attractive to card issuers, as well as consumers. This could result in a reduction in our payments volume and revenues.

Spindle is also required to comply with Payment Card Industry data protection policies. Spindle employs an external Payment Card Industry audit firm to ensure that we are following best practices and have the required system reviews. Spindle is currently certified by Trustwave Holdings, Inc. to operate as a Service Provider at Level 1, which is the highest certification.

Intellectual Property

Spindle’s intellectual property portfolio supports and enhances our enterprise payment solutions, which is developed both internally and through acquisition.  Spindle owns 4 patents and it has an additional 2 patent applications pending with the United States Patent & Trademark Office (U.S.P.T.O) and 3 applications in various stages of completion. Our patent portfolio plays an integral role in technology platforms and services we believe foundational to the methods used in networked payments. The patent portfolio includes one continuation patent in a family of patents related to “Processing Payment on the Internet” now pending with the U.S.P.T.O.  The issue date and expiration date of our issued US patents are included in the table below.

U.S. Patent No.	Issue Date	Expiration Date	Filing Date	Title
5,822,737	10-13-1998	10-13-2018	02-05-1996	Financial Transaction System
5,963,917	10-05-1999	10-05-2019	10-05-1998	Financial System of Computers
5,991,738	11-23-1999	11-23-2019	11-12-1997	Automated Credit Card Processing
6,381,584	04-30-2002	04-30-2022	09-07-2000	Computers in a Financial System

Employees

Spindle currently employs 20 employees, including executive management, sales (including channel management), client services, technology development and IT infrastructure management, technical administration and implementation, and reception. We outsource some of our core technology development. We have no labor union contracts and believe relations with our employees are satisfactory.

Reports to Security Holders, Financial Restatement, Regulatory Reviews and Other Significant Recent Events

We voluntarily file the periodic reports required by Sections 13(a) and 15(d) of the Exchange Act.   The public may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549.  The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site, located at http://www.sec.gov, that contain reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.  Our SEC filings are also available on the SEC Internet site.

Item 1A. Risk Factors.

An investment in our common stock is speculative and involves a high degree of risk, including lack of liquidity, substantial and immediate dilution, and potential loss of an investor’s entire investment.  In addition to the general investment risks described throughout this registration statement, investors should carefully consider the risks identified below.  Although the Company believes these risks are the most significant as of the date of this registration statement, investors should nevertheless realize that factors other than those set forth below may ultimately affect an investment in our common stock in a manner and to a degree which cannot be foreseen at this time.  We make no representation that the following risks represent all of the risks associated with an investment in our common stock.

Risks Related to our Business

We have incurred losses since our inception and cannot assure you that we will achieve profitability.

The Company has an accumulated deficit of $2,616,613 and $4,897,398 as of December 31, 2012 and September 30, 2013, respectively.  The extent of our future operating losses and the timing of profitability are highly uncertain and we may never achieve or sustain profitability. We cannot assure you that we will ever generate sufficient revenues from our operations to achieve profitability. If revenues grow slower than we anticipate, or if operating expenses exceed our expectations or cannot be adjusted accordingly, we may not ever achieve profitability and the value of your investment could decline significantly.

These factors create a substantial doubt about our ability to continue as a going concern and our auditors have included a going concern qualification in their report on our audited financial statements.

We are in the early stages of our operations and have a limited operating history. Therefore, there is limited historical or current operating information upon which an investor can base an investment decision.

Following the acquisition of certain assets and intellectual property from Spindle Mobile, Inc. (“Spindle Mobile”) in December 2011, we began generating revenues from our operations during the quarter ended March 31, 2012.  We have a limited operating history on which to base an evaluation of our business and prospects.  For example, we are in the early stages of building our sales and marketing strategy and organization. Our operations and development are subject to all of the risks inherent in the growth of an early stage company such as fluctuations in expenses, competition, lack of operating capital, an inability to keep pace with rapid technological changes in the electronic payment processing market and lack of demand for our technology.

We cannot provide any assurance that we will be successful in addressing the risks that we may encounter, and our failure to do so could have a material adverse effect on our business, prospects, financial condition and results of operations.

If we are unable to obtain additional capital, we may be unable to proceed with our long-term business plan, and we may be forced to curtail or cease our operations.

The revenues we earn are not adequate to either sustain or expand our operations.  During the nine month period ended September 30, 2013, we earned $983,166 in revenues but our cost of sales and total expenses totaled $3,251,076 resulting in a net operating loss of $2,267,910.  We require additional working capital to support our business plan, which includes identifying suitable targets for horizontal or vertical mergers or acquisitions, so as to enhance the overall productivity and benefit from economies of scale. We expect to pursue acquisitions of, or investments in, businesses and assets in new markets that complement or expand our existing business. Our working capital requirements and the cash flow provided by future operating activities, if any, will vary greatly from quarter to quarter, depending on the volume of business during the period and payment terms with our channel partners. We may not be able to obtain adequate levels of additional financing, whether through equity financing, debt financing or other sources. Additional financings could result in significant dilution to our earnings per share or the issuance of securities with rights superior to our current outstanding securities. In addition, we may grant registration rights to investors purchasing our equity or debt securities in the future. If we are unable to raise additional financing, we may be unable to implement our long-term business plan, develop or enhance our products and services, take advantage of future opportunities or respond to competitive pressures on a timely basis, if at all. In addition, a lack of additional financing could force us to substantially curtail or cease operations.

Pressures from competitors with more resources may limit our market share, our ability to become profitable, and our growth.

We operate in the highly fragmented and very competitive electronic payment processing and mobile marketing industries.  We do not currently represent a significant presence in either of these industries.  Our competitors include large organizations, such as PayPal and Amazon, as well as other newly emerging organizations. Some of our competitors may be able to more quickly develop or adapt to new or emerging technologies, better respond to changes in the requirements or preferences of our channel partners, or devote greater resources to the development, promotion, and sale of their products. Some of our competitors have, in relation to us, longer operating histories, larger customer bases, longer standing relationships with customers, greater name recognition, and significantly greater financial, technical, marketing, customer service, public relations, distribution, or other resources. Some of our competitors are also significantly larger and have increased their presence in our markets in recent years through internal development, partnerships, and acquisitions. There has also been significant consolidation among our competitors, which has improved the competitive position of several of these companies and enabled new competitors to emerge in our markets. In addition, we may face competition from solutions developed internally by our channel partners.  Because price and related terms are key considerations for many of our channel partners, we may have to accept less-favorable payment terms, lower the prices of our products and services, and/or reduce our cost structure, including reducing headcount or investment in research and development, in order to remain competitive. Certain of our competitors have become increasingly aggressive in their pricing strategy, particularly in markets where they are trying to establish a foothold. To the extent we cannot compete effectively, our market share and, therefore, our ability to become profitable and to grow our business, could be materially adversely affected.

We need to continue to develop our direct sales force in order to obtain new customers. If we cannot successfully hire and develop direct sales personnel, our growth will be impeded.

Our performance depends on our ability to successfully sell our services to channel partners such as banks, cellular carriers, and other third party companies looking to offer a mobile payment solution by purchasing our software-as-a-service platform rather than building an in-house solution.  We believe that our future growth will depend on the continued development of our direct sales force and their ability to obtain new customers, particularly large enterprise customers, and to manage our existing customer base. Our ability to achieve significant growth in revenue in the future will depend, in large part, on our success in recruiting, training and retaining a sufficient number of direct sales personnel. New sales personnel require significant training and may, in some cases, take more than a year before becoming productive, if at all. If we are unable to hire and develop sufficient numbers of productive direct sales personnel, sales of our software and services will suffer and our growth will be impeded.

Our business is dependent upon our ability to attract and retain skilled personnel. If we are unsuccessful in our recruiting efforts or if we lose the services of skilled personnel, our business will be adversely affected.

The success of the Company is dependent to a significant degree upon the skill and experience of its founders and other key personnel including Bill Clark, Kevin McNish, Sean Tate and others. The loss of the services of any of these individuals could adversely affect the Company’s business. The Company cannot assure prospective investors that it would be able to find adequate replacements for these key individuals. In addition, the Company believes that its future success will depend in large part upon its continued ability to attract and retain highly skilled employees, who are in great demand. If we are unsuccessful in our recruiting efforts, or if we are unable to retain key employees, our ability to develop and deliver successful products and services may be adversely affected. Effective succession planning is also important to our long-term success. Failure to ensure effective transfer of knowledge and smooth transitions involving key employees could hinder our strategic planning and execution.

The financial services industry is the subject of increasing regulatory focus, which may result in the imposition of costly new compliance burdens on us and our channel partners and may lead to increased costs and decreased transaction volumes and revenue, which could have a material adverse affect on our business and results of operations.

Regulation of the financial services industry has seen rapid change in recent years, including the passage of the Patriot Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”), including the Durbin Amendment. We are subject to regulations that affect the electronic payment industry in which our service is used. In particular, the banks and financial institutions that we provide services to are subject to regulations applicable in the United States and abroad, and, consequently, we are at times affected by such regulations.

Increased regulation may result in costly compliance burdens and/or may otherwise increase our costs, which could materially and adversely influence our financial performance. Similarly, increased regulation of our channel partners may cause them to reduce the volume of transactions processed through our systems, which could reduce our revenues materially and adversely influence our financial performance. Finally, failure to comply with the laws and regulations to which we are subject could result in fines, sanctions or other penalties, which could materially and adversely affect our reputation, results of operations and overall business.

The Dodd-Frank Act may have a material adverse impact on our revenue, our prospects for future growth and our overall business, financial condition and results of operations.

The Dodd-Frank Act recently enacted in the United States establishes regulation and oversight by the U.S. Federal Reserve Board of debit interchange rates and certain other network industry practices. Among other things, it requires debit and prepaid “interchange transaction fees” (referred to in the Dodd-Frank Act as fees established, charged or received by a payment card network for the purpose of compensating an issuer for its involvement in an electronic debit transaction) to be “reasonable and proportional to the cost incurred by the issuer with respect to the transaction.” We believe that, as a small issuer with less than $10 billion in consolidated assets, our payment service is exempt from this provision of the Dodd-Frank Act.  If we are not exempt from this provision of the Dodd-Frank Act of if the law is changed so that it applies to small issuers, our business, financial condition and results of operations could be materially adversely affected.

Additionally, the Dodd-Frank Act provides that neither an issuer nor a payment card network may establish exclusive debit network arrangements or inhibit the ability of a merchant to choose among different networks for routing debit transactions. Under alternative rules proposed by the Federal Reserve, either (1) a debit card would meet the requirements of the Dodd-Frank Act as long as it could be used in at least two unaffiliated networks, or (2) each debit card would be required to function in at least two unaffiliated networks for each method of authorization that the cardholder could use for transactions (i.e., two signature and/or two PIN networks). Some of Spindle’s services will use a debit card or prepaid card product for consumer funds. Should there be additional legal challenges in the credit card processing industry or other laws such as the Dodd-Frank Act, Spindle may be restricted in the services it can provide.

The Dodd-Frank Act also created two new independent regulatory bodies in the Financial Reserve System. The Consumer Financial Protection Bureau will have significant authority to regulate consumer financial products, including consumer credit, deposit, payment, and similar products; although it is not clear whether and/or to what extent the Bureau will be authorized to regulate broader aspects of payment card network operations. The Financial Stability Oversight Council is tasked, among other responsibilities, with identifying “systemically important” payment, clearing and settlement systems that will be subject to new regulation, supervision and examination requirements, although it is not clear whether Spindle would be deemed “systemically important” under the applicable statutory standard. If Spindle were deemed “systemically important,” it could be subject to new risk management regulations relating to its payment, clearing, and settlement activities. New regulations could address areas such as risk management policies and procedures; collateral requirements; participant default policies and procedures; the ability to complete timely clearing and settlement of financial transactions; and capital and financial resource requirements. In addition, a “systemically important” payment system could be required to obtain prior approval from the U.S. Board of Governors of the Federal Reserve System or another federal agency for changes to its system rules, procedures or operations that could materially affect the level of risk presented by that payment system. These developments or actions could increase the cost of operating our business and may make payment card transactions less attractive to card issuers, as well as consumers. This could result in a reduction in our payments volume and revenues.

If issuers, acquirers and/or merchants modify their business operations or otherwise take actions in response to this legislation which have the result of reducing the number of debit transactions we process or the network fees we collect, the Dodd-Frank Act could have a material adverse impact on our revenue, our prospects for future growth and our overall business, financial condition and results of operations. Failure by our channel partners or by us to adjust our strategies successfully to compete in the new environment would increase this impact.

General economic and political conditions may adversely affect trends in consumer spending, which would have an adverse effect on our results of operations.

The electronic payment industry depends heavily upon the overall level of consumer, business and government spending. General economic conditions (such as unemployment and changes in interest rates) and continuing political gridlock in Congress, which has resulted in a failure to extend unemployment benefits or to raise the minimum wage, may adversely affect our financial performance by reducing the number or average purchase amount of transactions involving payment cards carrying our brands.  Any such reduction would have an adverse effect on our results of operations.

If our transaction processing systems are disrupted or we are unable to process transactions efficiently or at all, our revenue or profitability would be materially reduced.

Our processing systems may experience service interruptions as a result of process or other technological malfunction, fire, natural or man-made disasters, power loss, disruptions in long distance or local telecommunications access, fraud, terrorism, accident or other catastrophic events, the probability or severity of which cannot be determined or predicted by the Company. A disaster or other problem at our primary and/or back-up facilities or our other owned or leased facilities could interrupt our services. Our visibility in the global payments industry may also attract terrorists, activists or hackers to attack our facilities or systems, leading to service interruptions, increased costs or data security compromises. Additionally, we rely on third-party service providers for the timely transmission of information across our data transportation network. Inadequate infrastructure in lesser developed markets could also result in service disruptions, which could impact our ability to do business in those markets. If one of our service providers fails to provide the communications capacity or services we require, as a result of natural disaster, operational disruption, terrorism or any other reason, the failure could interrupt our services, adversely affect the perception of our brands’ reliability and materially reduce our revenue or ability to achieve profitability.

Account data breaches involving card data stored by third parties or us could adversely affect our reputation and revenue.

We, our channel partners, merchants, and other third parties store cardholder account and other information in connection with payment cards bearing our brands. In addition, our channel partners may sponsor third-party processors to process transactions generated by cards carrying our brands and merchants may use third parties to provide services related to card use. Although the Company uses what it believes to be industry standard, reasonable security precautions and protections, a breach of the systems on which sensitive cardholder data and account information are stored could lead to fraudulent activity involving cards carrying our brands, damage the reputation of our brands and lead to claims against us. In recent years, there have been several high-profile account data compromise events involving merchants and third party payment processors that process, store or transmit payment card data, which affected millions of MasterCard, Visa, Discover and American Express cardholders. As a result of such data security breaches, we may be subject to lawsuits involving payment cards carrying our brands. While most of these lawsuits would not involve direct claims against us, in certain circumstances, we could be exposed to damage claims, which, if upheld, could materially and adversely affect our profitability.

Any damage to our reputation or that of our brands resulting from an account data breach could decrease the use and acceptance of payment processing services, which in turn could have a material adverse impact on our transaction volumes, revenue and prospects for future growth, or increase our costs by leading to additional regulatory burdens being imposed upon us.

If we are not able to keep pace with the rapid technological developments in our industry to provide customers, merchants and cardholders with new and innovative payment programs and services, the use of our technology and services could decline, which could reduce our revenue and income or limit our future growth.

The payment card industry is subject to rapid and significant technological changes, including continuing developments of technologies in the areas of smart cards, radio frequency and proximity payment devices (such as contactless cards), electronic commerce and mobile commerce, among others. We cannot predict the effect of technological changes on our business. We rely in part on third parties, including some of our competitors and potential competitors, for the development of and access to new technologies. We expect that new services and technologies applicable to the payments industry will continue to emerge, and these new services and technologies may be superior to, or render obsolete, the technologies we currently use in our card programs and services. In addition, our ability to implement new services and technologies that we develop may be inhibited by a need for industry-wide standards, by resistance from customers or merchants to such changes, by the complexity of our systems or by intellectual property rights of third parties. Our future success will depend, in part, on our ability to develop or adapt to technological changes and evolving industry standards.  If we are unable to do this, our revenue may decline and our future growth may be limited.

As we continue to grow and to develop our intellectual property, we expect to receive notifications from competitors alleging infringement of intellectual property.  We may incur substantial costs as a result of litigation or other proceedings relating to intellectual property rights and our commercial activities could be disrupted.

We and/or the entities we have acquired have received notices or inquiries from other companies suggesting that we may be infringing their intellectual property and that we will be required to license use of the intellectual property to avoid infringement.  As we continue to grow and to develop our intellectual property, we expect to receive such notices. If we cannot resolve such matters, the cost to us of litigation or other proceedings relating to intellectual property rights, even if resolved in our favor, could be substantial, and the litigation would divert management’s attention from our day-to-day operations.  Some of our competitors may be able to sustain the costs of complex litigation more effectively than we can because they have substantially greater resources. If we do not prevail in this type of litigation, we may be required to pay monetary damages; stop commercial activities relating to our product; obtain one or more licenses in order to secure the rights to continue marketing certain products; or attempt to compete in the market with substantially similar products.  Uncertainties resulting from the initiation and continuation of any litigation could limit our ability to continue some of our operations.

Changes to payment card networks or bank fees, rules, or practices could harm our business.

Spindle must rely on banks or other payment processors to process transactions, and therefore, must pay fees for this service. From time to time, payment card networks have increased, and may increase in the future, the interchange fees and assessments that they charge for each transaction using one of their cards. Spindle's payment card processors have the right to pass any increases in interchange fees and assessments on to Spindle as well as increase such processor’s own fees for processing. Increases in interchange fees and assessments could increase Spindle's operating costs and reduce its profit margins. Any material reduction in credit or debit card interchange rates in the United States or other markets could jeopardize Spindle's competitive position against traditional credit and debit card processors.

Spindle is required by its processors to comply with payment card network operating rules, and Spindle has agreed to reimburse its processors for any fines they are assessed by payment card networks as a result of any rule violations by Spindle or Spindle's channel partners. The payment card networks set and interpret the card rules. Payment card networks could adopt new operating rules or re-interpret existing rules that Spindle or its processors might find difficult or even impossible to follow, or costly to implement. As a result, Spindle could lose its ability to give customers the option of using payment cards to fund their payments. If Spindle were unable to accept payment cards, its business would be seriously damaged.

Spindle is also required to comply with special operating rules enacted by the payment card networks for payment service providers and payment facilitators. Spindle and its payment card processors have implemented specific business processes for merchant customers in order to comply with these rules, but any failure to comply could result in fines, the amount of which would be within the discretion of the payment card networks. Spindle also could be subject to fines from payment card networks if it fails to detect that merchants are engaging in activities that are illegal or that are considered “high risk,” primarily the sale of certain types of digital content. For “high risk” merchants, Spindle must either prevent such merchants from using Spindle or register such merchants with payment card networks and conduct additional monitoring with respect to such merchants.

System failures or slowdowns, security breaches and other problems could harm our reputation and business, cause us to lose our channel partners and revenue, and increase our service costs.

Our business is based upon our ability to securely, rapidly and reliably receive and transmit data through our systems. One or more of our platforms could slow down significantly or fail, or be breached, for a variety of reasons, including:

1.

failure of third party equipment, software or services utilized by us,

2.

undetected defects or errors in our software programs, especially when first integrated into production,

3.

unexpected problems encountered when integrating changes, enhancements or upgrades of third party equipment or software with our systems,

4.

computer viruses,

5.

inability to secure Payment Card Industry compliance certification at the required level to operate as a registered PSP/PF

6.

natural or man-made disasters disrupting power or telecommunications systems generally, and

7.

damage to, or failure of, our systems due to human error or intentional disruption such as physical or electronic break-in, sabotage, acts of vandalism and similar events.

We may not have sufficient redundant systems or backup telecommunications facilities to allow us to receive and transmit data in the event of significant system failures. Any significant security breach degradation or failure of one or more of the sub-systems on which we rely, including the networks of our vendors and customers, could disrupt the operation of our network and cause our channel partners to suffer delays in transaction processing, which could damage our reputation, increase our service costs, or cause us to lose channel partners and revenues.

Risks Related to our Common Stock

Because we were a shell company prior to the acquisition of the assets of Spindle Mobile, holders of our common stock may be unable to sell their shares under Rule 144.

Our common stock is subject to risks arising from restrictions on reliance on Rule 144 by shell companies or former shell companies. The SEC defines a shell company as a company that has (a) no or nominal operations and (b) either (i) no or nominal assets, (ii) assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets. Under Rule 144, a person who has beneficially owned restricted securities of an issuer and who is not an affiliate of that issuer may sell them without registration under the Securities Act provided that certain conditions have been met. One of these conditions is that such person has held the restricted securities for a prescribed period, which can be 6 months or 1 year, depending on various factors. However, when the reporting company has previously been a shell company, as we were prior to the acquisition of assets from Spindle Mobile, Rule 144 is unavailable for the resale of securities until the following conditions have been met:

•

The issuer of the securities that was formerly a shell company is subject to the reporting requirements of Sections 13 or 15(d) of the Exchange Act and has ceased to be a shell company; and

•

At least one year has elapsed from the time that the issuer filed current comprehensive disclosure with the SEC reflecting its status as an entity that is not a shell company, including audited financial statements ("Form 10 Information").

The transactions completed by the Spindle Mobile Agreement have been accounted for as a reverse capitalization, thereby requiring the filing of Form 10 Information. Furthermore, as of the date hereof, we are not subject to the reporting requirements of Sections 13 or 15(d) of the Exchange Act, which is an additional requirement that shell companies (or former shell companies) must meet before holders of their restricted securities may sell pursuant to Rule 144.  As a result, stockholders who receive our restricted securities will not be able to sell them pursuant to Rule 144 without registration until at least one year following the date on which Form 10 Information has been filed with the SEC (the “One Year Anniversary Date”), and then only if we become subject to the reporting requirements of Sections 13 or 15(d) of the Exchange Act and if and for so long as we have complied with our reporting requirements in the 12 months immediately prior to the One Year Anniversary Date. While the Company believes the equivalent of Form 10 Information was filed with the SEC on August 6, 2013 in the Amendment No. 1 to the Company’s Form 10-K for the fiscal year ended December 31, 2011, there is no assurance that the Company will meet the other requirements for the availability of Rule 144 or that, if we have met them, we will continue to do so.

Shares eligible for future sale may adversely affect the market.

From time to time, certain of our shareholders may be eligible to sell some or all of their shares of common stock pursuant to the safe harbor of Rule 144 under the Securities Act, subject to its availability and certain limitations thereunder, or pursuant to the exemption from registration provided by Section 4(1) of the Securities Act. In general, pursuant to Rule 144 as in effect as of the date of this registration statement, a shareholder (or shareholders whose shares are aggregated) who has satisfied the applicable holding period and is not deemed to have been one of our affiliates at the time of sale, or at any time during the three months preceding a sale, may sell their shares of common stock; provided that, (1) one year has elapsed since the filing of Form 10 Information; (2) the Company is subject to the Exchange Act reporting requirements and (3) the Company is current in its Exchange Act reporting requirements.  In addition, Section 4(1) of the Securities Act provides an exemption from registration under the Securities Act for transactions by any person other than an issuer, underwriter or dealer, and such exemption may be an available exemption to certain shareholders desiring to resell their shares of Spindle, albeit without the safe harbor provided by Rule 144. SEC registration of re-sales of Spindle shares may also increase the amount of shares eligible for resale.  Any substantial sale, or cumulative sales, of our common stock pursuant to Rule 144 or Section 4(1) under the Securities Act or pursuant to any resale registration statement may have a material adverse effect on the market price of our securities. As of the date of this registration statement, approximately 2/3 of our outstanding shares of common stock would be eligible for resale pursuant to Rule 144 if and when Rule 144 becomes available to shareholders of the Company.

Our shares of common stock are subject to penny stock regulation.

The SEC has adopted rules that regulate broker/dealer practices in connection with transactions in penny stocks.  Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange system).  The penny stock rules require a broker/dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market.  The broker/dealer also must provide the customer with bid and offer quotations for the penny stock, the compensation of the broker/dealer, and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account.  In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker/dealer must make a special written determination that a penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction.  These disclosure requirements may have the effect of reducing the level of trading activity in any secondary market for a stock that becomes subject to the penny stock rules, and accordingly, holders of our common stock may find it difficult or may be unable to sell their shares.

FINRA sales practice requirements may also limit a stockholder’s ability to buy and sell our stock.

In addition to the “penny stock” rules described above, FINRA has adopted Rule 2111 that requires a broker-dealer to have reasonable grounds for believing that an investment is suitable for a customer before recommending the investment.  Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information.  Under interpretations of these rules, FINRA believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers.  The FINRA requirements make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may limit your ability to buy and sell our stock and have an adverse effect on the market for our shares.

We have not paid any cash dividends and do not intend to pay any cash dividends for the foreseeable future.

We have never declared or paid any cash dividends on our common stock.  For the foreseeable future, we intend to reinvest any earnings in the development and expansion of our business, and do not anticipate paying any cash dividends on our common stock.  Any future determination to pay dividends will be at the discretion of the board of directors and will be dependent upon then existing conditions, including our financial condition and results of operations, capital requirements, contractual restrictions, business prospects and other factors that the board of directors considers relevant.  Therefore, there can be no assurance that any dividends on the common stock will ever be paid.

Because we are a small, unproven company, stockholders may find it difficult to sell their common stock in the public markets.

Our common shares are currently traded on the OTCQB under the symbol “SPDL”. The number of persons interested in purchasing our common shares at or near bid prices at any given time may be relatively small or non-existent.  This situation is attributable to a number of factors, including the fact that we are a small company which is still relatively unknown to stock analysts, stock brokers, institutional investors, and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-averse and would be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our shares until such time as we became more viable.  Additionally, many brokerage firms may not be willing to effect transactions in our securities.  As a consequence, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price.  We cannot give you any assurance that an active public trading market for our common stock will develop or be sustained, or that trading levels will be sustained.

Future issuances of our preferred stock could dilute the voting and other rights of holders of our common stock.

Our board of directors has the authority to issue shares of preferred stock in any series and may establish, from time to time, various designations, powers, preferences and rights of the shares of each such series of preferred stock. Any issuances of preferred stock may have priority over the common stock with respect to dividend or liquidation rights. Any future issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our Company and may adversely affect the voting and other rights of the holders of common stock.

As a result of the restatement of our financial statements as filed in our Annual Report on Form 10-K for the fiscal year ended December 31, 2011 and for each of the 2012 fiscal quarters, resulting from a re-characterization of the Spindle Mobile acquisition as a reverse capitalization, there is a presumption that Company’s internal control over financial reporting as of such periods were ineffective.  In addition, the Company believes that its disclosure controls and procedures as of each of the 2013 fiscal quarters were ineffective as a result of limited resources and personnel resulting in a lack of segregation of duties. This may cause investors to lose confidence in our financial reporting and have an adverse effect on the trading price of our common stock.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. As defined in Exchange Act Rule 13a-15(f), internal control over financial reporting is a process designed by, or under the supervision of, the principal executive officer and the principal financial officer and effected by the board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements. As a result of characterizing the Spindle Mobile asset acquisition as a reverse capitalization requiring a restatement of the Company’s financial statements as of December 31, 2011 and for each of the 2012 fiscal quarters, there is presumption that the Company’s internal control over financial reporting as of December 31, 2011, as well as for the quarters ended March 31, 2012, June 30, 2012 and September 30, 2012, were ineffective due to the Company’s limited resources and personnel, resulting in limited segregation of duties.  Because of this material weakness, investors could lose confidence in our reported financial information, which could have an adverse effect on the trading price of our common stock.

If we are unable to comply with the financial reporting requirements mandated by the SEC’s regulations, investors may lose confidence in our financial reporting and the price of our common stock could decline.

Once we become subject to the reporting requirements of Sections 13 and 15(d) of the Exchange Act, if we fail to maintain effective internal controls over financial reporting, our ability to produce timely, accurate and reliable periodic financial statements could be impaired. If we do not maintain adequate internal control over financial reporting, investors could lose confidence in the accuracy of our periodic reports filed under the Exchange Act. Additionally, our ability to obtain additional financing could be impaired or a lack of investor confidence in the reliability and accuracy of our public reporting could cause our stock price to decline.

Our directors, executive officers and controlling persons as a group have significant voting power and may take actions that may not be in the best interest of shareholders.

Our directors, executive officers and controlling persons as a group own approximately 24% of our common stock.  They will have the ability to exert substantial influence over all matters requiring approval by our stockholders, including the election and removal of directors and any proposed merger, consolidation or sale of all or substantially all of our assets. In addition, they could dictate the management of our business and affairs. This concentration of ownership could have the effect of delaying, deferring or preventing a change in control, or impeding a merger or consolidation, takeover or other business combination that could be favorable to the remaining stockholders. This significant concentration of share ownership may also adversely affect the trading price for our common stock because investors may perceive disadvantages in owning stock in a company with controlling affiliated stockholders.

Item 2. Financial Information.

Management’s Discussion and Analysis of Financial Condition and Results of Operation.

The following discussion and analysis of our results of operations and financial condition for the fiscal year ended December 31, 2012, January 14, 2011 (inception) to December 31, 2011 and for the three and nine month periods ending September 30, 2013 and 2012, should be read in conjunction with our financial statements and the notes to those financial statements that are included in this registration statement.  When used in this document, the words "anticipate," "estimate," "expect," "may," "plans," "project," and similar expressions are intended to be among the statements that identify forward-looking statements.  Spindle’s results may differ significantly from the results discussed in the forward-looking statements.  Such statements involve risks and uncertainties, including, but not limited to, those relating to costs, delays and difficulties related to the Company’s dependence on its ability to attract and retain skilled managers and other personnel; the uncertainty of the Company's ability to manage and continue its growth and implement its business strategy; its vulnerability to general economic conditions; accuracy of accounting and other estimates; the Company's future financial and operating results, cash needs and demand for services; and the Company's ability to maintain and comply with permits and licenses. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those projected.

Overview

We were originally incorporated in the State of Nevada on January 8, 2007 as “Coyote Hills Golf, Inc.”  We were previously an online retailer of golf-related apparel, equipment and supplies.  Prior to the acquisition of the assets of Spindle Mobile, Inc. (“Spindle Mobile”), as described below, we generated minimal revenues from that line of business.

On December 2, 2011, we acquired certain assets and intellectual property from Spindle Mobile, a Delaware corporation in the business of data processing, mobile payments fields and other related fields, in exchange for approximately 80% of our issued and outstanding common stock of the Company, which shares were distributed to the stockholders of Spindle Mobile, pursuant to the terms and conditions of an Asset Purchase Agreement (the "Spindle Mobile Agreement").

Concurrent with the closing of the Spindle Mobile Agreement, we amended our articles of incorporation to change our name from "Coyote Hills Golf, Inc." to "Spindle, Inc." Additionally, we increased our authorized capital from 100,000,000 shares of common stock and 100,000,000 shares of preferred stock, $0.001 par value to 300,000,000 shares of common stock, and 50,000,000 shares of preferred stock, $0.001 par value.  The actions were approved on November 11, 2011 by the consent of the majority stockholders who represented 90% of our issued and outstanding common stock, and were effective on of December 2, 2011.

On December 31, 2012 (the “Parallel Acquisition Closing Date”), pursuant to that certain Asset Purchase Agreement (the “Parallel Agreement”) by and between the Company and Parallel Solutions Inc., a Nevada corporation (“Parallel”), the Company acquired substantially all of Parallel’s assets used in connection with its business of facilitating electronic payment processing services to merchants (the “Parallel Assets”), assumed certain specified liabilities and hired seven employees of Parallel in exchange for 538,570 unregistered shares of common stock, of which 53,857 shares (the "Parallel Indemnification Escrow") and 100,000 shares (the "Parallel Deferred Consent Escrow") were deposited in escrow with our transfer agent.  The Parallel Indemnification Escrow was released on January 23, 2014. On October 29, 2013, the Parallel Deferred Consent Escrow was released to Parallel after certain specified contract assignments and residual revenue streams were assigned to the Company pursuant to the Parallel Agreement.

On March 20, 2013 (the “MeNetwork Closing Date”), the Company assumed certain liabilities and acquired substantially all of the assets of MeNetwork used in connection with its business of developing, marketing and licensing a mobile marketing platform for use by merchants and consumers (the “MeNetwork Assets”), pursuant to an Asset Purchase Agreement dated March 1, 2013 by and between Spindle and MeNetwork (the “MeNetwork Agreement”).  As consideration for the assumption of the liabilities and the acquisition of the MeNetwork Assets, the Company issued an aggregate of 2,750,000 shares of common stock to the stockholders of MeNetwork, of which 350,000 shares are being held in escrow for a period of one year from the MeNetwork Closing Date for the purposes of satisfying any indemnification claims.  In addition, on October 7, 2013, the Company issued an additional 750,000 shares of common stock to Ashton Craig Page, the former director and Chief Operating Officer of MeNetwork and a current director of the Company, pursuant to the terms and conditions of the MeNetwork Agreement.

On January 3, 2014, the Company acquired substantially all of the assets of Y Dissolution, Inc., a Delaware corporation (formerly known as Yowza International, Inc.) (“Yowza”), used in connection with the business of providing retail coupons through a mobile application pursuant to an Asset Purchase Agreement, dated December 10, 2013, by and between the Company and Yowza in exchange for $500,000 and 1,642,000 unregistered shares of the Company’s common stock issued to (1) the holders of Yowza’s outstanding capital stock, and (2) certain executive management members and advisors of Yowza.

As a result of the acquisitions described above, we have developed products and services that combine the benefits of a commercial mobile marketing platform with a highly secure and fully-functioning mobile payment platform.  Our services are targeted primarily to small and medium sized businesses, which we define as businesses with less than $15 million in annual revenues and less than 250 fulltime employees, because these businesses may not have the financial resources to invest in the development of marketing applications for use with mobile devices.  Through the MeNetwork mobile marketing platform, which can be downloaded at no cost, we notify consumers of special offers, discounts and events provided by nearby merchants or merchants the consumer “subscribes” to.  We generate revenue through processing payment card transactions and through monthly subscriber fees paid by small and medium sized businesses for the use of our MeNetwork products.

While our business is growing and we are experiencing an increase in revenues, our revenues are still not adequate to support our operations.  To date, aside from our revenues, we have funded our operations through sales of our equity securities and loans from our officers and directors.  In order to achieve profitability, we must increase the number of businesses that use our services.  We are not sure when, if ever, our operations will achieve profitability.  Until we are profitable, we will continue to sell our securities and borrow money in order to maintain our operations.

Financial Restatement, Regulatory Reviews and Other Significant Recent Events

On February 6, 2013, the Company’s board of directors, after consultation with management, determined that the Company’s financial statements for the fiscal year ended December 31, 2011 (the "2011 Fiscal Year") as included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2011 (the "2011 Annual Report"), and the financial statements, as included in the Company’s Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2012, June 30, 2012 and September 30, 2012 (the "2012 Fiscal Quarters", together with the 2011 Fiscal Year, the “Restatement Periods”), voluntarily filed with the Securities and Exchange Comission, should no longer be relied upon and should be restated because of the Company’s characterization of the acquisition of certain assets and intellectual property from Spindle Mobile, Inc. as an asset acquisition instead of a reverse capitalization. Accordingly, the restatement of the 2011Annual Report was filed with the Securities and Exchange Commission on August 6, 2013.  The restated Quarterly Reports on Form 10-Q for the quarters ended March 31, 2012, June 30, 2012 and September 30, 2012 were filed with the SEC on August 19, 2013, August 20, 2013 and September 20, 2013, respectively.

Results of Operations

Comparison of Three and Nine Months Ended September 30, 2013 and 2012

Revenues and Cost of Sales

Revenues from ongoing operations are generated from our patented conversion and networked payment processes under the Spindle product line and licensing of our intellectual property. During the three and nine months ended September 30, 2013 we generated $278,021 and $983,166, in revenues as a result of the launch of our first payment and transactional platform. After factoring in cost of sales in the amount of $135,801 and $368,336, which relate to commissions paid to the Company’s 130 independent sales agents, we realized a gross profit of $142,220 and $614,830, respectively.  This compares to revenues during the three and nine months ended September 30, 2012 of $22,810 and $40,784, costs of sales of $87 and $7,836 and gross profits of $22,723 and $32,948, respectively.

We expect that, as our base of operations continues to grow, we will see a corresponding increase in licensing and transactional revenue.  Our newer revenue streams have only recently begun to contribute materially to our operations.

Operating Expenses

In the course of our operations, we incur operating expenses composed largely of general and administrative costs and professional fees.  General and administrative expenses are essentially the cost of doing business, and encompass, without limitation, the following: research and development; licenses; taxes; general office expenses, such as postage, supplies and printing; utilities; bank charges; website costs; and other miscellaneous expenditures not otherwise classified.  Accounting fees include: auditing by our independent registered public accountants, bookkeeping, tax preparation fees for filing Federal and State income tax returns and other accounting-specific consulting services.  Professional fees include: transfer agent fees for printing stock certificates; consulting costs for marketing and advertising; general business development; and costs related to the preparation and submission of reports and information statements with the U.S. Securities and Exchange Commission.

For the three and nine months ended September 30, 2013, we incurred operating expenses in the amount of $885,501 and $2,882,740, respectively as compared to $556,194 and $1,165,213 in operating expenses for the three and nine months ended September 30, 2012. These amounts are comprised of $112,164 and $159,086 in depreciation and amortization expense related to our intellectual property and fixed assets; $26,534 and $95,543 in promotional and marketing; $162,784 and $520,945 in consulting fees; $20,896 and $55,988 in software and internet costs, $314,142 and $1,128,893 in salaries and wages; $26,505 and $79,515 in directors fees; $140,653 and $554,120 in professional fees; $48,049 and $84,865 in travel expenses, $12,786 and $51,491 in rent and $20,988 and $152,294 in general and administrative expenses, for the three and nine months ended September 30, 2013, respectively.

The increase in operating expenses is primarily the result of consulting fees related to our acquisition of Parallel Systems Inc. and MeNetwork, Inc.  Additionally, our emergence from the development stage into full operations has resulted in an increase in salaries and wages as anticipated.  We expect this expense to continue and increase at a rate in direct proportion to our growth.  Our professional fees were significantly higher due to our acquisition activities, regulatory compliance and one-time expenses related to restatements of our annual and interim financial reporting.

Interest Income and Expense

During the three and nine months ended September 30, 2013, we recognized interest expense of $5,693 and $16,757, respectively. Our interest expense is partially offset by $1,947 and $3,882, respectively, in interest income for the same periods.  This compares to $4,606 and $14,334 in interest expense for the three and nine months ended September 30, 2012, offset by interest income of $1,871 and $5,611, respectively.

Net Losses

Our net losses for the three and nine months ended September 30, 2013 were $747,027 and $2,280,785, respectively.  Net losses are attributable to the Company’s recent acquisition and integration of Parallel Systems Inc., ongoing Payment Card Services certifications and maintenance, extensive internal software development, and deployment of the Company’s initial suite of payment products.  During the three and nine months ended September 30, 2012, we incurred net losses of $536,206 and $1,140,988, respectively.

We anticipate incurring ongoing operating losses and cannot predict when, if at all, we may be profitable.

Liquidity and Capital Resources

Cash used in operating activities during the nine months ended September 30, 2013 was $1,252,170, compared to $671,458 of cash used in operations during the comparable period ended September 30, 2012.  The increase in the use of cash for operating activities is primarily the result of consulting fees related to our acquisition of Parallel Systems Inc. and MeNetwork, Inc.  Additionally, our emergence from the development stage into full operations has resulted in an increase in salaries and wages as anticipated.  We expect this use of cash to continue and increase at a rate in direct proportion to our growth.  Our professional fees were significantly higher due to our acquisition activities, regulatory compliance and one-time expenses related to restatements of our annual and interim financial reporting.

During the nine months ended September 30, 2013, net cash used by investing activities totaled $345,454, of which $9,016 was utilized in the purchase of fixed assets and $336,438 is attributable to labor costs related to our software development costs.  During the comparable nine month period ended September 30, 2012, net cash used in investing activities totaled $241,461, of which we allocated $234,340 of our labor costs to additions in our software development costs and $7,121 in fixed assets.

During the nine months ended September 30, 2013, net cash provided by financing activities totaled $1,604,756, comprised of $1,732,322 which was received from investors purchasing shares of our common stock, $27,566 was utilized in the repayment of debt to non-related parties and $100,000 in debt repayment to related parties.  In comparison, during the nine months ended September 30, 2012, financing activities provided $1,029,236 in cash, primarily obtained from $210,736 loaned by a related party and $818,500 which was received from investors purchasing shares of our common stock.

As of September 30, 2013, we had $138,716 of cash on hand, including $20,000 in restricted cash and working capital of $272,430.  Our management believes this amount is not sufficient to maintain our operations for at least the next 12 months.  We are actively pursuing opportunities to raise additional capital through sales of our equity and/or debt securities for cash.  We cannot assure you that any financing can be obtained or, if obtained, that it will be on reasonable terms.  As such, our principal accountants have expressed doubt about our ability to continue as a going concern because we have limited operations and have not fully commenced planned principal operations.

We do not have any off-balance sheet arrangements.

Comparison of the Year Ended December 31, 2012 to the Period from January 14, 2011(inception)to December 31, 2011 and for the period from January 14, 2011 (inception) to December 31, 2012

Revenues and Cost of Sales

Revenues from ongoing operations were generated from our patented networked payment processes under the Spindle product line and licensing of our intellectual property. During the year ended December 31, 2012, we generated a total of $83,412 in revenues and incurred $19,701 in cost of sales, which produced a gross profit of $63,711. In the period ended December 31, 2011, we generated $29,942 in gross revenues and incurred $0 in cost of sales.

From January 14, 2011, the date of inception, to December 31, 2012, we generated aggregate revenues of $113,354. Costs of sales since inception through December 31, 2012 totaled $19,701. After taking into account costs of sales, our aggregate gross profit since inception through December 31, 2012 was $93,653.

Operating Expenses

During the year ended December 31, 2012, operating expenses totaled $2,372,613, of which $51,567 was attributable to depreciation and amortization expense and $2,321,046 was attributable to general and administrative costs. Promotional and marketing expenses increased from $0 in 2011 to $84,641 as the Company began to market its products and services. Consulting expenses increased from $109,560 in 2011 to $492,410 which included retainers and one time common stock expenses for rendered services. Professional fees increased from $47,015 in 2011 to $588,910 in 2012, of which approximately 75% of total fees billed related to our merger and acquisition activities and are anticipated to be onetime expenses. Salaries, wages, and benefits increased from $71,751 in 2011 to $964,742 for the period ending December 31, 2012 due to the increase in client services, management, and internal development resources, which included a non-cash stock option expense of $491,139. Comparatively, in the period ended December 31, 2011, we incurred $325,194 in operating expenses, comprised of $25,293 in depreciation expense and $299,901 in general and administrative expenses.

From inception through December 31, 2012, aggregate operating expenditures were $2,697,807.

Interest Expense

We recognized interest expense for the year ended December 31, 2012 of $18,940 compared to $5,619 for the period from January 14, 2011 (inception) to December 31, 2011. Interest from inception to December 31, 2012 totaled $24,559. The increase in expense year over year is directly related to an increase in our debt financing and is primarily due to related parties.

Net Losses

We have experienced net losses in all periods since inception. Our net loss for the year ended December 31, 2012 was $2,320,361 compared to a net loss of $296,252 for the period from inception to December 31, 2011. Our cumulative net loss since inception through December 31, 2012 is $2,616,613. We anticipate incurring ongoing operating losses and cannot predict when, if at all, we may expect to be profitable.

Liquidity and Capital Resources

Cash used in operating activities during the year ended December 31, 2012 was $1,010,025, compared to $227,204 of cash used in operations during the period from inception to December 31, 2011. Since our inception, we have used $1,237,228 in cash for general operations and developmental activities.

Cash used in investing activities was $388,922 during the year ended December 31, 2012, specifically related to the purchase of capitalized software and fixed assets. Comparatively, cash used in investing activities, which was also related to the purchase of fixed assets, was $78,858 in the period ended December 31, 2011. From inception to December 31, 2012, cash used in investing activities was $467,780.

During the year ended December 31, 2012, net cash provided by financing activities totaled $1,507,422, of which $317,331 is attributable to notes payable to related parties and $1,163,525 of which was received from investors purchasing shares of our common stock. In that period, we also repurchased 1,000,000 shares of common stock from a former shareholder for $1,000; the shares were subsequently cancelled. In comparison, during the period ended December 31, 2011, financing activities provided $309,170 in cash, $300,000 of which was received from investors purchasing our common stock and $9,170 of which was acquired from the acquisition of Spindle Mobile. Since inception through December 31, 2012, $1,816,592 in cash was provided by financing activities, of which $1,463,525 was attributable to the sale of our common stock.

As of December 31, 2012, we had $131,584 of cash on hand, including $20,000 in restricted cash and working capital of $15,256.

We do not have any off-balance sheet arrangements.

We currently do not own any significant plant or equipment that we would seek to sell in the near future.

Going Concern Uncertainties

As of the date of this registration statement, there is doubt about our ability to continue as a going concern as we have not generated sufficient cash flow to fund our business operations.  The financial statements included in this registration statement have been prepared on the going concern basis, which assumes that we will be able to realize our assets and discharge our obligations in the normal course of business. If we are not to continue as a going concern, we would likely not be able to realize our assets at values comparable to the carrying value or the fair value estimates reflected in the balances set out in our financial statements.

Our future success and viability, therefore, are dependent upon our ability to generate capital financing. The failure to generate sufficient revenues or raise additional capital may have a material and adverse effect upon us and our stockholders.

Because we have incurred losses from operations since inception, in their report on our audited financial statements for the latest fiscal year, our independent auditors included an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern.

Critical Accounting Policies

The following discussion and analysis of financial condition and results of operations is based upon our financial statements, which have been prepared in conformity with accounting principles generally accepted in the United States of America.  Certain accounting policies and estimates are particularly important to the understanding of our financial position and results of operations and require the application of significant judgment by our management or can be materially affected by changes from period to period in economic factors or conditions that are outside of our control.  As a result, they are subject to an inherent degree of uncertainty.  In applying these policies, our management uses their judgment to determine the appropriate assumptions to be used in the determination of certain estimates. Those estimates are based on our historical operations, our future business plans and projected financial results, the terms of existing contracts, our observance of trends in the industry, information provided by our customers and information available from other outside sources, as appropriate.  Please see Note 2 to our financial statements for a more complete description of our significant accounting policies.

Intangible assets

Management regularly reviews property, equipment, intangibles and other long-lived assets for possible impairment. This review occurs quarterly, or more frequently if events or changes in circumstances indicate the carrying amount of the asset may not be recoverable. If there is indication of impairment, then management prepares an estimate of future cash flows expected to result from the use of the asset and its eventual disposition. If these cash flows are less than the carrying amount of the asset, an impairment loss is recognized to write down the asset to its estimated fair value. Management believes that the accounting estimate related to impairment of its property and equipment, is a “critical accounting estimate” because: (1) it is highly susceptible to change from period to period because it requires management to estimate fair value, which is based on assumptions about cash flows and discount rates; and (2) the impact that recognizing an impairment would have on the assets reported on our balance sheet, as well as net income, could be material. Management’s assumptions about cash flows and discount rates require significant judgment because actual revenues and expenses have fluctuated in the past and are expected to continue to do so.

The Company reviews the carrying value of intangible assets for impairment whenever events and circumstances indicate that the carrying value may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition.  In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to the amount by which the carrying value exceeds the fair value.  The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition and other economic factors.

Software development costs

The Company accounts for the cost of computer software developed or obtained for internal use of its application service by capitalizing qualifying costs, which are incurred during the application development stage and amortizing them over the software’s estimated useful life. Costs incurred in the preliminary and post-implementation stages of the Company’s products are expensed as incurred. The amounts capitalized include external direct costs of services used in developing internal-use software and for payroll and payroll-related costs of employees directly associated with the development activities. The Company amortizes capitalized software over the expected period of benefit, which is three years, beginning when the software is ready for its intended use.

Revenue recognition

The Company recognizes revenue when all of the following conditions are satisfied: (1) there is persuasive evidence of an arrangement; (2) the service has been provided to the customer; (3) the amount of fees to be paid by the customer is fixed or determinable; and (4) the collection of our fees is probable.

Sales related to long-term contracts for services (such as engineering, product development and testing) extending over several years are accounted for under the percentage-of-completion method of accounting.  Sales under these contracts are recorded based on the ratio of actual costs incurred to total estimated costs expected to be incurred related to the contract under the cost-to-cost method utilizing budgeted milestones or tasks as designated per each contract. Anticipated losses on contracts are recognized in full in the period in which losses become probable and estimable.

For all other sales of products or services the Company recognizes revenues based on the terms of the customer agreement. The customer agreement takes the form of either a contract or a customer purchase order and each provides information with respect to the product or service being sold and the sales price.  If the customer agreement does not have specific delivery or customer acceptance terms, revenue is recognized at the time of shipment of the product to the customer.

Stock-Based Compensation

The Company records stock based compensation in accordance with the guidance in ASC Topic 718 which requires the Company to recognize expense related to the fair value of its employee stock option awards.  This eliminates accounting for share-based compensation transactions using the intrinsic value and requires instead that such transactions be accounted for using a fair-value-based method. The Company recognizes the cost of all share-based awards on a graded vesting basis over the vesting period of the award.

Reclassifications

Certain reclassifications have been made to the prior years’ financial statements to conform to the current year presentation.  These reclassifications had no effect on previously reported results of operations or retained earnings.

Recently Issued Accounting Pronouncements

We do not expect the adoption of any recently issued accounting pronouncements to have a significant effect on our financial position or results of operations.

Off-Balance Sheet Arrangements

As of September 30, 2013, we did not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K.

Item 3. Properties.

We have offices in Scottsdale, AZ, Park City, UT, and Dallas, TX. Our headquarters are located at 8700 E Vista Bonita Dr., Suite 260, Scottsdale, AZ 85255. In addition, we have sales offices in Park City, UT located at 750 Kearns Blvd, Suite 150, and Dallas, TX located at 2458 West Creek Drive, Frisco, TX 75033. Our corporate headquarters consists of approximately 4,881 square feet of office space that we lease from Brentwood Scottsdale, LLC at a rate of $6,203 per month.  The lease term is 40 months.  Our Park City location consists of approximately 1,301 square feet of office space that we lease from Pete DeSoto Real Estate, Inc. at a rate of $2,060 per month.  The lease has a term of 36 months.  Our Texas location consists of approximately 120 square feet of office space that we lease from The Harty Land Company at a rate of $550 per month.  The lease has a term of 6 months.  We believe that all of the premises we occupy are suitable for our current operations.

Management does not currently have policies regarding the acquisition or sale of real estate assets primarily for possible capital gain or primarily for income.  The Company does not presently hold any investments or interests in real estate, investments in real estate mortgages or securities of or interests in persons primarily engaged in real estate activities.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

We have only one class of stock outstanding, our common stock. The following table sets forth certain information as of February 18, 2014, with respect to the beneficial ownership of our common stock for (i) each director and officer, (ii) all of our directors and officers as a group, and (iii) each person known to us to own beneficially five percent or more of the outstanding shares of our common stock. As of February 18, 2014, there were 35,871,315 shares of common stock outstanding.

To our knowledge, except as indicated in the footnotes to this table or pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to the shares of common stock indicated.

Name, Title and Address of Beneficial Owner of Shares(1)	Amount of Beneficial Ownership(2)	Percent of Class(3)

William Clark, Chief Executive Officer, President and Principal Financial Officer	1,150,050(4)	3.2%

John Devlin, Secretary, Treasurer and Director	375,000(5)	1.0%

Glenn Bancroft, Director	524,075(6)	1.5%

David Ide, Director	4,606,701(7)	12.8%

John Reardon, Director	200,000(8)	*

Ashton Craig Page, Director	973,694(9)	2.7%

All Directors and Officers as a group (6 persons)	7,829,520	21.8%

*Represents a percentage under 1%.

1.

The address for the officers and directors of the Company is c/o Spindle, Inc., 8700 E. Vista Bonita Drive, Suite 260, Scottsdale, Arizona 85255.

2.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to the securities. Shares of Common Stock subject to options or warrants that are currently exercisable or are exercisable within 60 days of February 18, 2014, are deemed outstanding for computing the percentage of the person holding such options or warrants but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote and subject to community property laws where applicable, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

3.

The percentage of outstanding shares beneficially owned is based on 35,871,315 shares issued and outstanding as of February 18, 2014.

4.

Includes 200,050 shares of Common Stock owned of record by Ameriprise Trust Company FBO William E. Clark and vested qualified options to purchase up to 500,000 shares of common stock. The options are exercisable at an exercise price of $0.50 per share and expire on December 31, 2022. On November 19, 2013, the Company issued an aggregate of 450,000 founder shares of common stock to Mr. Clark due in connection with a Settlement Agreement with respect to certain litigation resulting from the NetMoney-In acquisition by Spindle Mobile in 2011.

5.

Includes 75,000 shares of common stock owned of record by Mr. Devlin and 300,000 shares of common stock underlying qualified options, exercisable at an exercise price of $0.50 per share, until December 31, 2022, all of which shall be fully vested as of December 31, 2013.

6.

Includes 224,075 shares of common stock owned of record by Mr. Bancroft 300,000 shares of common stock underlying qualified options, exercisable at an exercise price of $0.50 per share, until December 31, 2022, all of which were fully vested as of December 31, 2013.

7.

Includes 4,000,000 shares of common stock owned of record by Mr. Ide and 56,701 shares of common stock owned of record by Spindle Mobile, Inc.  Voting and investment authority with regard to the shares held by Spindle Mobile, Inc. is held by Mr. Ide, the Chief Executive Officer of Spindle Mobile, Inc.  Also includes (1) warrants to purchase an additional 250,000 shares of common stock (2) and up to 300,000 shares of common stock underlying options owned of record by Mr. Ide.  The warrants are currently exercisable at an exercise price of $1.00 per share and expire on November 13, 2021.  Also includes vested qualified options to purchase up to 300,000 shares of common stock.  The options are exercisable at an exercise price of $0.50 per share and expire on December 31, 2022.

8.

Includes 100,000 shares of common stock owned of record by Mr. Reardon and 100,000 shares of common stock underlying qualified options, exercisable at an exercise price of $0.50 per share, until December 31, 2022, all of which were fully vested as of December 31, 2013.

9.

Includes 873,694 shares of common stock owned of record by Mr. Page and 100,000 shares of common stock underlying qualified options, exercisable at an exercise price of $0.50 per share, until December 31, 2022, all of which were fully vested as of December 31, 2013.

Change of Control

To our knowledge, there are no present arrangements or pledges of securities of our Company that may result in a change in control.

Item 5. Directors and Executive Officers.

The following table sets forth the names and ages of all of our directors and executive officers.

Name	Age	Title

William Clark	55	President, Chief Executive Officer and Principal Financial Officer

John Devlin	67	Secretary, Treasurer, Chairman of Audit Committee and Director

Glenn Bancroft	57	Co-Chairman, Board of Directors, Chairman of Compensation Committee, and Director

David Ide	40	Chairman, Board of Directors

John Reardon	47	Director

Ashton Craig Page	56	Director

Terms of Office

Our directors are elected by the stockholders and serve until their successors are elected and qualified, or until he/she resigns or is removed in accordance with our bylaws and the provisions of the Nevada Revised Statutes.

Our officers are appointed by the Company’s board of directors and serve at the pleasure of the board or until the officer’s resignation.

Business Experience

William Clark has served as our President and Principal Financial Officer since January 18, 2012 and as our Chief Executive Officer since April 17, 2013 He joined the company in 2011, and through his leadership, the company has delivered a unique mobile commerce solution that combines multiple aspects of mobile payments and mobile marketing technologies, which Clark spearheaded by combining the company’s custom built payment platform with capabilities acquired through targeted acquisitions of four leading technology companies. Before joining Spindle, Clark served as executive vice president and general manager for Apriva’s Point of Sale division, where he led Apriva’s expansion to become North America’s leading provider of wireless payment technology. Prior to Apriva, Clark served as general manager of wireless products for First Data Merchant Services. During his 17 year tenure with First Data, he pioneered the delivery and sales of emerging technologies over a wide range of markets, including Internet banking, electronic bill presentment, web-based merchant services, chip cards, and the release of Internet and wireless acquiring products.  Mr. Clark holds a Bachelor of Science degree in Electronics and Management from Southern Illinois University and an MBA from University Nebraska Omaha.

John Devlin has served as our Secretary, Treasurer and a director of the Company, and Chairman of the audit committee since October 31, 2011.  Since February 2009, Mr. Devlin has served as a Director and Audit Committee Chairman of Hipcricket, Inc. (formerly Augme Technologies, Inc.), a publicly traded company specializing in mobile technology. Mr. Devlin has been in the investment and asset management business for over 33 years.  From October 2008 to October 2011, he served as the Managing Director/Financial Consultant of the American Irish Historical Society (“AIHC”), responsible for managing day-to-day operations, administration and financial oversight of the AIHC and its Fifth Avenue Brownstone headquarters. From October 2003 to October 2008, Mr. Devlin was the Vice Chairman of McKim & Company LLC, a venture capital source firm for start-up companies in the $1mm to $20mm bracket, where he was responsible for providing strategic planning and direction.  From 1986 to 2003, he was with J.P. Morgan Investment Management, where he started as a Fixed Income Trader, was later selected for a Special Overseas Assignment and later became a Senior Relationship Manager. Mr. Devlin was also the Committee Chairman for client portfolio guidelines, compliance and performance review for J.P. Morgan accounts with an asset size over $200 billion.  Before retiring from J.P. Morgan Investment Management, he held various positions with U.S. Steel Corporation and the Carnegie Pension Fund between 1974 to 1986, where he was responsible for directing investment activity of the U.S. Steel & Carnegie Pension Funds with an asset size of over $7 billion, providing pension asset and liability advice as well as tactical and strategic portfolio management for institutional relationships with over $44 billion in assets.  Mr. Devlin received an MBA from Pace University and completed his undergraduate degree in Finance at Georgetown University. Mr. Devlin’s education and his experience in the finance industry led us to believe that he should serve as a director.

Mr. Devlin serves as an Independent Director and Chairman of the Audit Committee.

Glenn Bancroft has served as a director of the Company and Co-Chairman of the Board since December 6, 2011.  Mr. Bancroft is the Chief Executive Officer of Bancroft & Associates, a real estate investment and management firm Mr. Bancroft founded in 1981.  Under Mr. Bancroft’s management, Bancroft & Associates has represented over $250 million in sales, and has directed a portfolio of more than $500 million in property management. Mr. Bancroft is an entrepreneur and investment professional with more than thirty years of experience in domestic and international real estate.

Mr. Bancroft serves as an Independent Director and Chairman of the Compensation Committee.

Mr. Bancroft was the former CFO of NetMoney Inc, acquired by Spindle Mobile, and actively provides management consulting to corporations, and successfully runs a large real estate investment firm. His contribution as a director of Spindle Mobile led to his appointment to Spindle Inc. board. Mr. Bancroft’s skills and experience in his consulting practice with organizational development, and personnel profiling and placement led us to conclude that he should serve as a director and have been invaluable in helping Spindle chart a successful course through growth and acquisition.

David Ide, has served as a director of the Company and Chairman of the Board since December 2, 2011. Mr. Ide was a founder and the Chairman, and Chief Executive Officer of Modavox, Inc. in October 2005 after he managed the transition of SurfNet Media into Modavox, Inc.  Mr. Ide engineered accretive acquisitions of four companies for Modavox, formulated the integration processes, and enhanced the technology and intellectual property foundation.  In July 2009, Mr. Ide developed and executed Modavox, Inc.'s acquisition of Augme Technologies, Inc. (now, Hipcricket, Inc.).  At that time, Mr. Ide was appointed to the Board of Directors of Augme Technologies, Inc. and became the Chief Strategy Officer where he continued to manage the forward vision and M&A strategies for the combined companies.  He resigned as an officer and director in August 2010 to engage full time on conversion and transaction technologies, but remained a consultant for that company through June 2011.

Mr. Ide is an experienced CEO, chairman, and director. As a serial entrepreneur and a founder of the Company, his vision, experience, and focus led us to conclude that he should serve as a director and ideally qualifies him to lead as a co-chairman.

John Reardon has served as a director of the Company since February 6, 2013. Mr. Reardon is the Managing Director of Choctaw Telecommunications, LLC, from December 2012 to present. Previously, Mr. Reardon managed telecommunications companies in the mobile voice, data and engineering services markets as CEO and a member of the Board of Directors of Mobex Communications, Inc. from 2001 to 2005 and later as a general manager of MCLM, LLC from January 2006 to November 2012.  From 1997 to 2001, he served as General Counsel and Secretary of the Board of Directors of Mobex Communications, Inc. Mr. Reardon began his career in telecom law at the boutique Washington, DC firm of Keller and Heckman, LLP. Mr. Reardon received a Bachelor of Arts degree in Political Science from Boston University, summa cum laude, and earned his J.D. from Columbia Law School.

Mr. Reardon’s experience as a CEO, director, and his deep experience with the mobile technology coupled with his legal background led us to conclude that he should serve as a director.

Ashton Craig Page has served as a director of the Company since April 1, 2013.  Mr. Page currently serves as Chief Technology Officer of TransFirst, a position he has held since April 1, 2013.  From July 2010 to March 2013, he served as Chief Technology Officer and co-Founder of the MeNetwork, from June 2011 to May 2012 he served as Chief Technology Officer consultant with National Research Corporation, and from 1994 to 2008 he served as Managing Director at First Data Corporation. In addition, Mr. Page is the Managing Partner and Owner of ACPage Global Consulting since 2008.

Mr. Page’s prior experience in senior executive level positions in several public companies, his technical expertise and his experience in working with companies with international operations led us to conclude that he should serve as a director.

Family Relationships

There are no family relationships among our directors and executive officers.

Involvement In Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past ten years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

Compensation Committee Interlocks and Insider Participation

None of our directors or executive officers serves as a member of the board of directors or compensation committee of any other entity that has one or more of its executive officers serving as a member of our board of directors.

Item 6. Executive Compensation.

Executive Compensation - Executive Officers

The following summary compensation table indicates all compensation awarded to, earned by or paid to our principal executive officer and each of the other two highest paid executive officers, if any, whose total compensation exceeded $100,000 during the years ended December 31, 2013 and 2012 (the “named executive officers”).

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non- Equity Incentive Plan Compens ation ($)	Non- qualified Deferred Compens ation Earnings ($)	All Other Compens ation ($)	Total ($)

William Clark	2013	136,525	0	60,500(1)	0	0	0	0	197,025
President, Chief Executive Officer and Principal Financial Officer	2012	127,029	0	0	250,000(1)	0	0	0	377,029

Tom Lineen
Executive Vice President	2013	139,744	0	0	65,000(1)		0	0	204,744

Michael Stevens
Executive Vice President	2013	123,541	0	0	37,500(1)		0	0	161,041

(1) The value of the stock and stock option compensation was computed using the Black-Scholes Option Pricing Model.  The amount of stock-based compensation recognized during a period is based on the value of the portion of the awards that are ultimately expected to vest. ASC 718 requires forfeitures to be estimated at the time stock options are granted and warrants are issued to employees and non-employees, and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The term “forfeitures” is distinct from “cancellations” or “expirations” and represents only the unvested portion of the surrendered stock option or warrant. The Company estimates forfeiture rates for all unvested awards when calculating the expense for the period. In estimating the forfeiture rate, the Company monitors both stock option and warrant exercises as well as employee termination patterns. The resulting stock- based compensation expense for both employee and non-employee awards is generally recognized on a straight-line basis over the requisite service period of the award.

Outstanding Equity Awards at December 31, 2013

The following table sets forth certain information concerning outstanding equity awards for our named executive officers at December 31, 2013. No options were exercised by our named executive officers during the last two fiscal years.

	Option Awards
Name	Number of securities underlying unexercised options (#) Exercisable	Number of securities underlying unexercised options (#) Unexercisable	Option exercise price ($)	Option expiration date
William Clark	500,000	0	0.50	Oct. 29, 2022

2012 Stock Incentive Plan

On October 29, 2012, the Company’s stockholders approved the 2012 Stock Incentive Plan (the "Plan") that governs equity awards to the Company’s management, employees, directors and consultants. There are 3,000,000 shares of common stock currently reserved for issuance under the Plan of which 2,837,000 options to purchase common stock were granted under the Plan and 1,999,550 were fully vested as of December 31, 2013.

On November 7, 2013, the Company’s stockholders approved an amendment to the Plan for an additional 3,000,000 shares.  During January 2014, we granted 1,195,000 options to purchase common stock from the Plan.

Unless previously terminated, the Plan will terminate 10 years after the earlier of (i) the date the Plan was adopted by the board of directors, or (ii) the date the Plan was approved by the stockholders. The types of awards permitted under the Plan include qualified incentive stock options (ISO), non-qualified stock options, and restricted stock. Each option shall be exercisable at such times and subject to such terms and conditions as the board of directors may specify. Stock options generally vest over three years and expire no later than ten years from the date of grant.

Compensation of Directors

As of December 31, 2013, the Company has issued an aggregate of 1,100,000 options to purchase common stock to members of its board of directors. The options have a vesting period of 12 months and have a 10-year term. The Company’s directors are entitled to receive reimbursement of preapproved out-of-pocket expenses.

Name	Fees earned or paid in cash ($)	Stock awards ($)	Option awards ($)(1)	Non-equity incentive plan compensation ($)	Nonqualified deferred compensation earnings ($)	All other compensation ($)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
David Ide			150,000				150,000
John Devlin			150,000				150,000
Glenn Bancroft			150,000				150,000
John Reardon			50,000				50,000
Craig Page			50,000				50,000
Total			550,000				550,000

(1) The value of the stock option compensation was computed using the Black-Scholes Option Pricing Model.  The amount of stock-based compensation recognized during a period is based on the value of the portion of the awards that are ultimately expected to vest. ASC 718 requires forfeitures to be estimated at the time stock options are granted and warrants are issued to employees and non-employees, and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The term “forfeitures” is distinct from “cancellations” or “expirations” and represents only the unvested portion of the surrendered stock option or warrant. The Company estimates forfeiture rates for all unvested awards when calculating the expense for the period. In estimating the forfeiture rate, the Company monitors both stock option and warrant exercises as well as employee termination patterns. The resulting stock- based compensation expense for both employee and non-employee awards is generally recognized on a straight-line basis over the requisite service period of the award.

Employment Agreements

William Clark, the Company's President, Chief Executive Officer and Principal Financial Officer, is currently receiving a salary of $197,000 per year combined cash and stock. Except for the compensation paid to Mr. Clark, the Company is not currently party to any existing agreements or understandings with any of its executive officers with respect to compensation for services rendered to the Company.

Potential Payments Upon Termination or Change-in-Control

We currently have no employment agreements nor any compensatory plans or arrangements with any of our executive officers that may result from the resignation, retirement or any other termination of any of our executive officers, from a change-in-control, or from a change in any executive officer’s responsibilities following a change-in-control.

Item 7. Certain Relationships and Related Transactions, and Director Independence.

The following describes all transactions since January 1, 2011 (inception) through the date of this registration statement (the “Reporting Period”) and all proposed transactions in which we are, or we will be, a participant and the amount involved exceeds $120,000 or one percent of the average of our total assets at year end for the last two completed fiscal years and in which any related person had or will have a direct or indirect material interest.

During the year ended December 31, 2011, the Company issued a promissory note in the amount of $25,000 to David Ide, a director of the Company. The note is non-interest bearing, unsecured and matures on November 13, 2014. Additionally, Mr. Ide was issued a warrant to purchase up to 250,000 shares of the Company’s common stock at $1.00 per share as additional consideration for his promissory note. The Company has imputed interest at a rate of 2% per annum and allocated the fair value of the warrants and recorded a discount in the amount of $10,640 which is amortized to interest expense over the term of the note. The Company repaid $25,000 of principal owed to Mr. Ide as of September 30, 2013.  During the Reporting Period, $25,000 was the largest aggregate amount of principal outstanding.

During the year ended December 31, 2011, the Company also issued a Revolving Credit Grid Note, to Mr. Ide covering cash advances up to $60,000. The Note was subsequently amended in May 2012 to increase the principal amount of advances to $250,000. The note is non-interest bearing, unsecured and matures on December 15, 2014. The Company imputed interest at a rate of 2% per annum and recorded a discount in the amount of $17,709 which is amortized to interest expense over the term of the note. Mr. Ide has advanced a total of $181,800, the largest aggregate amount of principal outstanding during the Reporting Period, under the terms of the Revolving Credit Grid Note leaving available credit in the amount of $68,200.

On December 15, 2012, the Company issued a promissory note in the amount of $100,000 to William Clark, its Chief Executive Officer, for amounts previously advanced to the Company for working capital. The note is non-interest bearing, unsecured and matures on December 15, 2014. The Company imputed interest at a rate of 2% per annum and recorded a discount in the amount of $2,059 which is amortized to interest expense over the term of the note. The Company has repaid $75,000 of the principal balance of the loan as of September 30, 2013.  During the Reporting Period, $100,000 was the largest aggregate amount of principal outstanding.

On December 17, 2012, the Company issued a promissory note in the amount of $50,000 to April Kilfoyle, Mr. Ide’s Mother-In-Law. The note is non-interest bearing, unsecured and matured on January 15, 2013.  In the event of default, the loan will bear a default rate of interest at 10% per annum. The Company imputed interest at a rate of 2% per annum and recorded a discount in the amount of $44 which was amortized to interest expense over the term of the note. The note is currently in default and accruing interest at the default rate of 10%. During the Reporting Period, $50,000 was the largest aggregate amount of principal outstanding.

On December 28, 2012, the Company sold 200,050 shares of its restricted common stock to William Clark, the Company’s President and Chief Executive Officer for an aggregate purchase price of $100,025.

On March 20, 2013, the Company assumed certain liabilities and acquired substantially all the assets of MeNetwork used in connection with its business of developing, marketing and licensing a mobile marketing platform for use by merchants and consumers pursuant to the MeNetwork Agreement.  As consideration for the assumption of such liabilities and the acquisition of the MeNetwork assets, the Company authorized the issuance of an aggregate of 3,500,000 shares of common stock to the stockholders of MeNetwork, of which 350,000 shares are being held in escrow for a period of one year from the MeNetwork Closing Date for the purposes of satisfying any indemnification claims and 750,000 shares of common stock were issued to Ashton Craig Page, the director and Chief Operating Officer of MeNetwork and a current director of the Company, pursuant to the MeNetwork Agreement.

On January 31, 2014, the Company issued an option for the purchase of 150,000 shares of common stock to William Clark, its Chief Executive Officer.  The option has a term of 3 years.  The exercise price is $0.50 per share. The value of the option, computed using the Black-Scholes Option Pricing Model, is $0.72, which is based on the following assumptions: The amount of stock-based compensation recognized during a period is based on the value of the portion of the awards that are ultimately expected to vest. ASC 718 requires forfeitures to be estimated at the time stock options are granted and warrants are issued to employees and non-employees, and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The term “forfeitures” is distinct from “cancellations” or “expirations” and represents only the unvested portion of the surrendered stock option or warrant. The Company estimates forfeiture rates for all unvested awards when calculating the expense for the period. In estimating the forfeiture rate, the Company monitors both stock option and warrant exercises as well as employee termination patterns. The resulting stock- based compensation expense for both employee and non-employee awards is generally recognized on a straight-line basis over the requisite service period of the award..

Director Independence

Our board of directors has determined that John Devlin, Glenn Bancroft and John Reardon are “independent directors” as such term is defined by Nasdaq Marketplace Rule 5605(a)(2). David Ide and Ashton Craig Page are not independent directors.

Item 8. Legal Proceedings.

There are no material pending legal proceedings to which the Company or any director, officer or affiliate of the Company, any owner of record or beneficially of more than five percent of any class of voting securities of the Company, or any associate of any such director, officer, affiliate of the Company, or security holder is a party or any of its subsidiaries is a party or of which any of their property is the subject.

In the normal course of business, we may become involved in various legal proceedings.  Except as otherwise disclosed, we know of no pending or threatened legal proceeding to which we are or will be a party which, if successful, might result in a material adverse change in our business, properties or financial condition.

Item 9. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.

Our common stock, $0.001 par value per share, has been quoted on the OTCQB marketplace operated by OTC Markets Group, Inc. under the symbol “SPDL” since January 18, 2012.  The following table sets forth the quarterly high and low reported last bid prices for our common stock during each quarter of fiscal years 2013 and 2012.  Our stock is thinly traded, and there is currently no active market in the trading of our stock.  These quotations reflect inter-dealer prices, without retail mark-up, markdown or commission and may not represent actual transactions.

Quarter Ended	High	Low
March 31, 2012	$2.25	$0.01
June 30, 2012	$2.25	$1.50
September 30, 2012	$2.25	$1.80
December 31, 2012	$3.00	$1.50
March 31, 2013	$1.70	$1.70
June 30, 2013	$1.70	$0.99
September 30, 2013	$1.02	$0.35
December 31, 2013	$1.92	$1.88

Securities that may be Issued or Sold in the Future

As of February 18, 2014, we have options outstanding for the purchase of 1,999,550 shares of our common stock and warrants outstanding for the purchase of 250,000 shares of our common stock.  We also have 25,103,858 shares of common stock that may be sold pursuant to Rule 144 once (i) we are subject to the reporting requirements of section 13 or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”); (ii) we have filed all reports and other materials required to be filed by section 13 or 15(d) of the Exchange Act (other than Current Reports on Form 8-K); and (iii) at least one year has elapsed since we filed “Form 10 information” with the Securities and Exchange Commission reflecting our status as an entity that is no longer a shell company.

Holders

We have approximately 279 record holders of our common stock as of February 18, 2014 according to a stockholders’ list provided by our transfer agent as of that date.  The number of registered stockholders does not include any estimate by us of the number of beneficial owners of common shares held in street name. The transfer agent and registrar for our Common Stock is Manhattan Transfer Registrar Co., 57 Eastwood Road, Miller Place, New York, 11764.

Dividends

We have never declared nor paid any cash dividends on our common stock and we do not anticipate that we will pay any cash dividends on our common stock in the foreseeable future.  Any future determination regarding the payment of cash dividends will be at the discretion of our board of directors and will be dependent upon our financial condition, results of operations, capital requirements and other factors as our board of directors may deem relevant at that time.

Equity Compensation Plan Information

The following table provides information as of December 31, 2013 regarding our 2012 Stock Incentive Plan.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	4,032,000	$0.50	1,968,000

Item 10. Recent Sales of Unregistered Securities.

From January 1, 2011 through the date of filing this registration statement, we sold or issued the following securities not registered under the Securities Act. Except as stated below, no underwriting discounts or commissions were payable with respect to any of the following transactions.

On November 14, 2011, we entered into an Agreement and Promissory Note with David Ide, a director in an aggregate principal amount of $25,000.  The note bears no interest and is due on November 13, 2014.  In connection with the note, and for no additional consideration, we issued Mr. Ide warrants to purchase up to 250,000 shares of our common stock at an exercise price of $1.00 per share.  The warrants are fully vested and may be exercised until November 13, 2021.

On December 2, 2011, in connection with the purchase of the Spindle Mobile assets former officers and directors agreed to cancel a total of 41,120,000 shares of common stock and we issued an aggregate of 13,200,000 shares of common stock to Spindle Mobile and its designees.

During the year ended December 31, 2012, we sold 2,184,001 shares of the Company’s common stock to accredited investors for total cash proceeds of $1,092,001 or $0.50 per share.

During the year ended December 31, 2012, we issued 1,313,918 shares of the Company’s common stock to various services providers for consulting and professional fees valued at $656,959.

On December 31, 2012, the Company issued 538,570 unregistered shares of common stock to the stockholder of Parallel in connection with the Parallel Agreement, of which 53,857 shares comprise the Parallel Indemnification Escrow and 100,000 shares (the "Parallel Deferred Consent Escrow") were deposited in escrow with Spindle’s transfer agent, acting as escrow agent under the Parallel Agreement. The Parallel Indemnification Escrow is to be held for a period of one year from the Closing Date and will be available to compensate Spindle pursuant to the indemnification obligations of Parallel under the Parallel Agreement, and for any necessary accounts receivable adjustment after the Closing Date. The Parallel Deferred Consent Escrow is to be held for a period of up to five years after the Parallel Closing Date and will be released to Parallel or its legally permitted assign(s) incrementally as and when certain specified contract assignments or residual revenue streams are properly assigned to Spindle or the residual revenue streams in respect of such specified contracts are bought out by the applicable third party, and otherwise the Parallel Deferred Consent Escrow is subject to cancellation to the extent such specified assignments or buy-outs fail to occur during such five year period, all as more particularly set forth in the Parallel Agreement.

During the twelve months ended December 31, 2013, the Company issued to accredited investors a total of 6,331,250 shares of common stock at a price of $0.50 per share for total cash proceeds of $3,165,625.

During the twelve months ended December 31, 2013, the Company issued an aggregate of 2,332,451 shares of common stock as payment for services rendered with an estimated fair value of $1,166,226.

In accordance with the terms and conditions of the MeNetwork acquisition described above, the Company authorized the issuance of 3,500,000 shares of common stock, including 2,750,000 shares to the stockholders of MeNetwork and 750,000 shares of common stock to Ashton Craig Page, a director of the Company. The Company relied on Rule 506 of Regulation D under the Securities Act, in connection with the offer and sale of the securities inasmuch as all the stockholders of MeNetwork are accredited investors and the Company did not engage in any form of general advertisement or general solicitation in connection with the sale of such shares.

On January 3, 2014, the Company acquired substantially all of the assets of Y Dissolution, Inc., a Delaware corporation (formerly known as Yowza International, Inc.) (“Yowza”), used in connection with Yowza’s business.  In conjunction with this acquisition, we issued 1,642,000 unregistered shares of the Company’s common stock to the holders of Yowza’s outstanding capital stock, and certain executive management members and advisors of Yowza.

From January 1, 2014 through the date of this registration statement, the Company has issued an aggregate of 1,366,250 shares of common stock for an aggregate purchase price of $683,125.

As discussed in the sections of this registration statement titled “Executive Compensation” and “Certain Relationships and Related Transactions, and Director Independence”, we have issued common stock and options to purchase common stock to our officers and directors.  We relied on Rule 701 promulgated under the Securities Act of 1933 to issue these securities.

Unless otherwise specified above, the Company believes that all of the above transactions were transactions not involving any public offering within the meaning of Section 4(a)(2) of the Securities Act, since (a) each of the transactions involved the offering of such securities to a substantially limited number of persons; (b) each person took the securities as an investment for his/her/its own account and not with a view to distribution; (c) each person had access to information equivalent to that which would be included in a registration statement on the applicable form under the Securities Act; and (d) each person had knowledge and experience in business and financial matters to understand the merits and risk of the investment.

Item 11. Description of Registrant’s Securities to be Registered.

General

We are registering shares of our common stock.  We are presently authorized under our Articles of Incorporation to issue 300,000,000 shares of common stock and 50,000,000 shares of preferred stock.  The following description of our common stock is only a summary and is subject to and qualified by our Articles of Incorporation, as amended, and by the provisions of applicable corporate laws of the State of Nevada.

Voting Rights

Holders of our common stock are entitled to one vote per share on all matters to be voted upon by the stockholders.  Holders of our common stock are not entitled to cumulative voting rights with respect to the election of directors.  Our board members serve until their successors are elected or until their death, resignation or removal.  Directors are elected by a plurality of the votes cast by the Company’s stockholders, unless a vacancy exists which is not filled by the remaining directors or a director has been removed, in which case the vacancy must be filled by the vote of a majority of the shares entitled to vote.

Dividends

Subject to limitations under Nevada law and preferences that may apply to any shares of preferred stock that we may decide to issue in the future, holders of our common stock are entitled to receive ratably such dividends or other distributions, if any, as may be declared by our board of directors out of funds legally available therefor.

Liquidation

In the event of the liquidation, dissolution or winding up of our business, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to the liquidation preference of any outstanding preferred stock we may decide to issue in the future.

Rights and Preferences

Our common stock has no preemptive, conversion or other rights to subscribe for additional securities.  There are no redemption or sinking fund provisions applicable to our common stock.  The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Fully Paid and Non-Assessable

All outstanding shares of our common stock are validly issued, fully paid and non-assessable.

Item 12. Indemnification of Directors and Officers.

Section 78.7502 of the Nevada Revised Statutes permits a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he:

(a)

is not liable pursuant to Nevada Revised Statute 78.138, or

(b)

acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

In addition, Section 78.7502 permits a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys’ fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he:

(a)

is not liable pursuant to Nevada Revised Statute 78.138; or

(b)

acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation.

To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above, or in defense of any claim, issue or matter, the corporation is required to indemnify him against expenses, including attorneys’ fees, actually and reasonably incurred by him in connection with the defense.

Section 78.752 of the Nevada Revised Statutes allows a corporation to purchase and maintain insurance or make other financial arrangements on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise for any liability asserted against him and liability and expenses incurred by him in his capacity as a director, officer, employee or agent, or arising out of his status as such, whether or not the corporation has the authority to indemnify him against such liability and expenses.

Other financial arrangements made by a corporation pursuant to Section 78.752 may include the following:

(a)

the creation of a trust fund;

(b)

the establishment of a program of self-insurance;

(c)

the securing of its obligation of indemnification by granting a security interest or other lien on any assets of the corporation; and

(d)

the establishment of a letter of credit, guaranty or surety.

No financial arrangement made pursuant to Section 78.752 may provide protection for a person adjudged by a court of competent jurisdiction, after exhaustion of all appeals, to be liable for intentional misconduct, fraud or a knowing violation of law, except with respect to the advancement of expenses or indemnification ordered by a court.

Any discretionary indemnification pursuant to NRS 78.7502, unless ordered by a court or advanced pursuant to an undertaking to repay the amount if it is determined by a court that the indemnified party is not entitled to be indemnified by the corporation, may be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:

(a)

by the stockholders;

(b)

by the board of directors by majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding;

(c)

if a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion, or

(d)

if a quorum consisting of directors who were not parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

Under our Articles of Incorporation, our directors are not liable for monetary damages for breach of fiduciary duty, except in connection with (i) acts or omissions that involve intentional misconduct by the director or a knowing violation of law by the director, (ii) conduct violating the Nevada Revised Statutes, or (iii) any transaction from which the director will personally receive a benefit in money, property or services to which the director is not legally entitled

Our Articles of Incorporation and Bylaws require us to indemnify our directors against reasonable expenses incurred by the individual in advance of final disposition of the proceeding, without regard to the limitations in Nevada Revised Statute 78.7502, or any other limitation that may hereafter be enacted, to the extent such limitation may be disregarded if authorized by the Articles of Incorporation, to the full extent and under all circumstances permitted by applicable law.

Item 13.  Financial Statements and Supplementary Data.

We set forth below a list of our financial statements included in this Registration Statement on Form 10.

*Page F-1 follows page 37 to this registration statement on Form 10.

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

Not applicable.

Item 15. Financial Statements and Exhibits.

(a) Financial Statements.

The financial statements included in this Registration Statement on Form 10 are listed in Item 13 and commence following page 14.

(b) Exhibits.

Exhibit Number	Description
3.1	Articles of Incorporation, as amended *
3.2	By-Laws*
10.1	Asset Purchase Agreements, dated December 2, 2011, by and by and between Coyote Hills Golf, Inc., a Nevada corporation, Spindle Mobile, Inc., Mitch Powers, Stephanie Erickson, and Kamiar Khatami (1)
10.2	Addendum No. 1 to Asset Purchase Agreement entered into on March 29, 2012 between Spindle, Inc., Spindle Mobile, Inc., Mitch Powers, Stephanie Erickson and Kamiar Khatami (2)
10.3	Asset Purchase Agreement entered into on December 31, 2012 between Spindle, Inc. and Parallel Solutions Inc.*
10.4	Asset Purchase Agreement entered into on March 1, 2013 between Spindle, Inc. and MeNetwork, Inc. (3)
10.5	Asset Purchase Agreement entered into on December 10, 2013 between Spindle, Inc. and Y Dissolution, Inc.*
10.6	Spindle, Inc. 2012 Stock Incentive Plan*
23	Consent of L.L. Bradford & Company, LLC*

*Filed herewith.

(1) Incorporated by reference to the Current Report on Form 8-K filed by the registrant on December 6, 2011.

(2) Incorporated by reference to the Annual Report on Form 10-K for the year ended December 31, 2011 filed by the registrant on March 30, 2012.

(3) Incorporated by reference to the Quarterly Report on Form 10-Q for the quarter ended March 30, 2013 filed by the registrant on September 3, 2013.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

SPINDLE, INC.

Date: February 25, 2014	By:	/s/ William E Clark
William E Clark
Chief Executive Officer Principal Executive Officer Principal Financial Officer

SPINDLE, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

	SEPTEMBER 30,	DECEMBER 31,
	2013	2012
ASSETS
Current assets:
Cash	$118,716	$111,584
Restricted cash	20,000	20,000
Accounts receivable, net of allowance of
$66,423 and $0, respectively	120,339	37,362
Prepaid expenses and deposits	469,059	135,535
Notes receivable, net of notes payable of
$235,257 and $230,736, respectively	66,744	64,586
Total current assets	794,858	369,067

Fixed assets, net of accumulated depreciation of
$4,266 and $2,031, respectively	22,053	17,078

Other assets:
License agreements, net of accumulated amortization of
$104,712 and $75,878, respectively	127,981	156,815
Capitalized software costs, net of accumulated amortization
of $128,018 and $0, respectively	1,208,607	547,657
Residual contract revenue	589,294	589,294
Deposits	7,342	3,842
Goodwill	2,679,970	-
Total other assets	4,613,194	1,297,608
TOTAL ASSETS	$5,430,105	$1,683,753

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$506,931	$353,811
Accrued liabilities - related party	15,497	11,831
Total current liabilities	522,428	365,642

Long-term liabilities:
Notes payable - related party, net of debt discount of
$12,105 and $23,266, respectively	244,695	333,534
Note payable	-	27,566
Total long-term liabilities	244,695	361,100
Total liabilities	767,123	726,742

Stockholders’ equity:
Preferred stock, $.001, par value, 50,000,000 shares
authorized, no shares issued and outstanding	-	-
as of September 30, 2013 and December 31, 2012
Common stock, $0.001 par value, 300,000,000 shares
authorized, 26,073,857 and 18,427,919 shares issued and
outstanding as of September 30, 2013 and December 31, 2012, respectively	26,314	18,428
Common stock authorized and unissued, 3,555,200 and 2,513,820
shares as of September 30, 2013 and December 31, 2012, respectively	3,415	2,514
Additional paid-in capital	9,602,965	3,835,683
Unamortized equity-based compensation	(72,314)	(283,001)
Accumulated deficit	(4,897,398)	(2,616,613)
Total stockholders’ equity	4,662,982	957,011
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$5,430,105	$1,683,753

The accompanying notes are an integral part of these condensed financial statements.

SPINDLE, INC.

CONDENSED STATEMENTS OF OPERATIONS

(UNAUDITED)

	THE THREE MONTHS ENDED		THE NINE MONTHS ENDED
	SEPTEMBER 30,		SEPTEMBER 30,
	2013	2012	2013	2012
		(Restated)		(Restated)
Revenue:
Sales income	$278,021	$22,810	$983,166	$40,784
Cost of sales	135,801	87	368,336	7,836

Gross profit	142,220	22,723	614,830	32,948

Expenses:
Depreciation and amortization	112,164	12,942	159,086	38,259
Promotional and marketing	26,534	6,755	95,543	18,056
Consulting	162,784	85,061	520,945	271,189
Software and internet costs	20,896	12,623	55,988	22,524
Salaries and wages	314,142	124,516	1,128,893	287,860
Directors fees	26,505	-	79,515	-
Professional fees	140,653	283,391	554,120	435,735
Travel	48,049	14,857	84,865	50,051
Rent	12,786	9,707	51,491	20,636
General and administrative	20,988	6,342	152,294	20,903
Total operating expenses	885,501	556,194	2,882,740	1,165,213

Net operating loss	(743,281)	(533,471)	(2,267,910)	(1,132,265)

Other expense:
Interest income	1,947	1,871	3,882	5,611
Interest expense	(1,517)	(2,177)	(4,521)	(6,537)
Interest expense - related party	(4,176)	(2,429)	(12,236)	(7,797)
Total other expense	(3,746)	(2,735)	(12,875)	(8,723)

Loss before provision for income taxes	(747,027)	(536,206)	(2,280,785)	(1,140,988)

Provision for income taxes	-	-	-	-

Net loss	$(747,027)	$(536,206)	$(2,280,785)	$(1,140,988)

Weighted average number of
common shares outstanding - basic and diluted	26,317,700	17,062,957	24,454,806	16,969,736

Net (loss) per share - basic and fully
diluted	$(0.03)	$(0.03)	$(0.09)	$(0.07)

The accompanying notes are an integral part of these condensed financial statements.

SPINDLE, INC.

CONDENSED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	THE NINE MONTHS ENDED
	SEPTEMBER 30,
	2013	2012
		(Restated)
Operating activities
Net loss	$(2,280,785)	$(1,140,988)
Adjustments to reconcile net loss to
net cash (used in) operating activities:
Shares issued for services	283,965	318,000
Depreciation and amortization	159,086	38,259
Amortization of debt discounts - related party	11,161	5,896
Amortization of options issued for services	210,686	-
Increase in allowance for doubtful accounts	66,423	-
Changes in operating assets and liabilities:
Increase in restricted cash	-	(20,000)
Increase in accounts receivable	(149,400)	(1)
Decrease (increase) in prepaid expenses	30,814	(166,615)
(Increase) decrease in interest receivable	(6,679)	920
Increase in deposits and other assets	(3,500)	(3,842)
Increase in accounts payable	417,871	296,913
Increase in accrued interest	4,522	-
Increase in accrued interest - related party	3,666	-
Net cash used in operating activities	(1,252,170)	(671,458)

Investing activities
Purchase of fixed assets	(9,016)	(7,121)
Additions to capitalized software development	(336,438)	(234,340)
Net cash used in investing activities	(345,454)	(241,461)

Financing activities
Payments on notes payable	(27,566)	-
Proceeds for notes payable - related party	-	210,736
Payments on notes payable - related party	(100,000)	-
Proceeds from the sale of common stock	1,732,322	818,500
Net cash provided by financing activities	1,604,756	1,029,236

Net increase in cash	7,132	116,317
Cash - beginning	111,584	3,109
Cash - ending	$118,716	$119,426

Supplemental disclosures
Interest paid	$-	$-
Income taxes paid	$-	$-

Non-cash transactions
Shares issued for services	$283,965	$318,000
Shares issued for acquisitions	$3,132,500	$-
Options issued for services	$210,686	$-

The accompanying notes are an integral part of these condensed financial statements.

SPINDLE, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 1 - BASIS OF PRESENTATION

The interim financial statements included herein, presented in accordance with United States generally accepted accounting principles and stated in US dollars, have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission (SEC).  Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate to make the information presented not misleading.

These statements reflect all adjustments, consisting of normal recurring adjustments, which, in the opinion of management, are necessary for fair presentation of the information contained therein.  It is suggested that these condensed interim financial statements be read in conjunction with the financial statements of the Company for the year ended December 31, 2012 and notes thereto included in the Company's Annual Report on Form 10-K.  The Company follows the same accounting policies in the preparation of interim reports.

Results of operations for the interim periods are not indicative of annual results.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Reclassification

Certain reclassifications have been made to the prior years’ financial statements to conform to the current year presentation.  These reclassifications had no effect on previously reported results of operations or retained earnings.

Cash and cash equivalents

For purpose of the statements of cash flows, the Company considers cash and cash equivalents to include all stable, highly liquid investments with maturities of three months or less.

Concentration of credit risk

The Company primarily transacts its business with one financial institution. The amount on deposit in that one institution may from time to time exceed the federally-insured limit.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Income taxes

The Company accounts for its income taxes under the provisions of ASC Topic 740, “Income Taxes.” The method of accounting for income taxes under ASC 740 is an asset and liability method. The asset and liability method requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between tax bases and financial reporting bases of other assets and liabilities.

Revenue recognition

Revenue is derived on a per message/notification basis through the Company’s patented technologies and a modular, adaptable platform designed to create multi-channel messaging gateways for all types of connected devices. The Company also earns revenue for services, such as programming, licensure on Software as a Service (“SaaS”) basis, and on a performance basis, such as when a client acquires a new customer through our platform. Revenue is recognized in accordance with Staff Accounting Bulletin (“SAB”) No. 101, “Revenue Recognition in Financial Statements,” as revised by SAB No. 104. As such, the Company recognizes revenue when persuasive evidence of an arrangement exists, title transfer has occurred, the price is fixed or readily determinable, and collectability is probable. Sales are recorded net of sales discounts.

Accounts receivable

Accounts receivable is reported at the customers’ outstanding balances, less any allowance for doubtful accounts.  Interest is not accrued on overdue accounts receivable.

SPINDLE, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

Allowance for doubtful accounts

An allowance for doubtful accounts on accounts receivable is charged to operations in amounts sufficient to maintain the allowance for uncollectible accounts at a level management believes is adequate to cover any probable losses.  Management determines the adequacy of the allowance based on historical write-off percentages and information collected from individual customers.  Accounts receivable are charged off against the allowance when collectability is determined to be permanently impaired.

Property and equipment

Property and equipment are stated at cost.  Major renewals and improvements are charged to the asset accounts while replacements, maintenance and repairs that do not improve or extend the lives of the respective assets are expensed.  At the time property and equipment are retired or otherwise disposed of, the asset and related accumulated depreciation accounts are relieved of the applicable amounts.  Gains or losses from retirements or sales are credited or charged to income.

Depreciation is computed on the straight-line and accelerated methods for financial reporting and income tax reporting purposes based upon the following estimated useful lives:

Computer hardware	5 years
Office furniture	7 years

Long-lived assets

The Company accounts for its long-lived assets in accordance with Accounting Standards Codification (“ASC”) Topic 360-10-05, “Accounting for the Impairment or Disposal of Long-Lived Assets.”  ASC Topic 360-10-05 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the historical cost carrying value of an asset may no longer be appropriate.  The Company assesses recoverability of the carrying value of an asset by estimating the future net cash flows expected to result from the asset, including eventual disposition.  If the future net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset’s carrying value and fair value or disposable value.  The Company determined that none of its long-term assets at September 30, 2013 were impaired.

Capitalized software development costs

The Company capitalizes internal software development costs subsequent to establishing technological feasibility of a software application. Capitalized software development costs represent the costs associated with the internal development of the Company’s software applications. Amortization of such costs is recorded on a software application-by-application basis, based on the greater of the proportion of current year sales to total of current and estimated future sales for the applications or the straight-line method over the remaining estimated useful life of the software application. The Company continually evaluates the recoverability of capitalized software costs and will charge to operations amounts that are deemed unrecoverable for projects it abandons.

Stock-based compensation

The Company accounts for stock-based payments to employees in accordance with ASC 718, “Stock Compensation” (“ASC 718”).  Stock-based payments to employees include grants of stock, grants of stock options and issuance of warrants that are recognized in the consolidated statement of operations based on their fair values at the date of grant.

The Company accounts for stock-based payments to non-employees in accordance with ASC 505-50, “Equity-Based Payments to Non-Employees.”  Stock-based payments to non-employees include grants of stock, grants of stock options and issuances of warrants that are recognized in the consolidated statement of operations based on the value of the vested portion of the award over the requisite service period as measured at its then-current fair value as of each financial reporting date. The Company calculates the fair value of option grants and warrant issuances utilizing the Binomial pricing model.  The amount of stock-based compensation recognized during a period is based on the value of the portion of the awards that are ultimately expected to vest.  ASC 718 requires forfeitures to be estimated at the time stock options are granted and warrants are issued to employees and non-employees, and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.  The term “forfeitures” is distinct from “cancellations” or “expirations” and represents only the unvested portion of the surrendered stock option or warrant.

SPINDLE, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

Stock-based compensation, continued

The Company estimates forfeiture rates for all unvested awards when calculating the expense for the period.  In estimating the forfeiture rate, the Company monitors both stock option and warrant exercises as well as employee termination patterns.  The resulting stock-based compensation expense for both employee and non-employee awards is generally recognized on compensation under ASC Topic 505-50, In accordance with ASC 505-50, the cost of stock-based compensation is measured at the grant date based on the value of the award and is recognized over the vesting period. The value of the stock-based award is determined using the Binomial or Black-Scholes option-pricing models, whereby compensation cost is the excess of the fair value of the award as determined by the pricing model at the grant date or other measurement date over the amount that must be paid to acquire the stock. The resulting amount is charged to expense on the straight-line basis over the period in which the Company expects to receive the benefit, which is generally the vesting period.

Loss per share

The Company reports earnings (loss) per share in accordance with ASC Topic 260-10, "Earnings per Share." Basic earnings (loss) per share is computed by dividing income (loss) available to common shareholders by the weighted average number of common shares available. Diluted earnings (loss) per share is computed similar to basic earnings (loss) per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. Diluted earnings (loss) per share has not been presented since the effect of the assumed conversion of warrants and debt to purchase common shares would have an anti-dilutive effect. Potential common shares as of September 30, 2013 that have been excluded from the computation of diluted net loss per share amounted to 2,515,000 shares and include 250,000 warrants and 2,265,000 options. Of the 2,515,000 potential common shares at September 30, 2013, 990,000 had not vested.

Recent accounting pronouncements

The Company continually assesses any new accounting pronouncements to determine their applicability to the Company. Where it is determined that a new accounting pronouncement affects the Company’s financial reporting, the Company undertakes a study to determine the consequence of the change to its financial statements and assures that there are proper controls in place to ascertain that the Company’s financials properly reflect the change.

NOTE 3 - GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern.  As shown in the accompanying financial statements, the Company has incurred a net loss of ($2,280,785) for the nine month period ended September 30, 2013 and has an accumulated deficit of ($4,897,397).

In order to continue as a going concern, the Company will need, among other things, additional capital resources.  The Company is significantly dependent upon its ability, and will continue to attempt, to secure equity and/or additional debt financing.  The Company has recently issued debt securities and may conduct an offering of its equity securities to raise proceeds to finance its plan of operation.  There are no assurances that the Company will be successful and without sufficient financing it would be unlikely for the Company to continue as a going concern.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence.  These conditions raise substantial doubt about the Company's ability to continue as a going concern.  These financial statements do not include any adjustments that might arise from this uncertainty.

SPINDLE, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 4. ACCOUNTS RECEIVABLE

Accounts receivable consist of the following:

	SEPTEMBER 30,	DECEMBER 31,
	2013	2012
Due from customers	$186,762	$37,362
Less allowance for bad debts	(66,423)	-
	$120,339	$37,362

NOTE 5 - PREPAID EXPENSES AND DEPOSITS

On February 7, 2012, the Company entered into a legal retainer agreement with a law firm, for which the Company paid a legal retainer of $5,000.  The retainer will be expensed at the sole discretion of the law firm and all ongoing legal fees are billed to the Company as incurred.  During the nine months ended September 30, 2013, the Company recognized legal expenses of $407,728.  As of September 30, 2013, the entire amount of the retainer has been amortized.

During 2012, the Company entered into a business marketing agreement for term of one year. In accordance with the terms of each agreement, the Company issued 350,000 fully vested shares of common stock valued at $175,000 as a non-refundable retainer for services. The estimated fair value will be amortized on a straight-line basis of the term of the agreement. As of September 30, 2013, the Company recorded $122,500 as consulting expense related to the service for the nine month period and the entire amount of the retainer has been amortized.

On January 23, 2013, the Company entered into a public relations consulting agreement for a term of two years. In accordance with the terms of the agreement, the Company issued 500,000 fully vested shares of common stock on the date of agreement and an additional 500,000 shares on June 1, 2013. The fair value of the complete grant totaled $500,000 and has been recorded as a prepayment for consulting services. The estimated fair value of the grant will be amortized on a straight-line basis over the term of the agreement. As of September 30, 2013, the Company recorded $128,024 as consulting expense related to the service for the nine month period. The remaining prepaid balance at September 30, 2013 totaled $371,976.

NOTE 6 - NOTES RECEIVABLE

Notes receivable consisted of the following:

	SEPTEMBER 30,	DECEMBER 31,
	2013	2012
Notes receivable, 2.59% interest, and due on demand	$288,040	$288,040
Interest receivable	13,961	7,282
Total principal and interest receivable	302,001	295,322

Less:
Notes payable	221,287	221,287
Interest payable	13,970	9,449
Total principal and interest payable	235,257	230,736
	$66,744	$64,586

NOTE 7 - FIXED ASSETS

Fixed assets consisted of the following at:

	SEPTEMBER 30,	DECEMBER 31,
	2013	2012
Office furniture & equipment	$26,319	$19,109
Less: Accumulated depreciation	4,266	2,031
Total fixed assets, net	$22,053	$17,078

SPINDLE, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 8 - CAPITALIZED SOFTWARE COSTS AND INTELLECTUAL PROPERTY

Capitalized software costs and license agreements consisted of the following at:

	SEPTEMBER 30,	DECEMBER 31,
	2013	2012
Capitalized software costs	$1,336,625	$547,657
Less: accumulated amortization	128,018	-
Total capitalized software costs	1,208,607	547,657

License agreements	232,693	232,693
Less: Accumulated depreciation	104,712	75,878
Total licenses	127,981	156,815
Total intellectual property, net	$1,336,588	$704,472

NOTE 9 - NOTES PAYABLE - RELATED PARTY

On December 15, 2011, the Company issued a Promissory Grid Note to a director of the Company whereby formalizing various advances previously received from the director in the amount of $51,300 and allowing for future advances up to $250,000. The note is non-interest bearing, unsecured and matures on December 15, 2014. The Company imputed interest at a rate of 2% per annum and recorded a discount in the amount of $10,640. In connection with one of the previous advances in the amount of $25,000, the Company issued warrants to purchase up to 250,000 shares of the Company’s common stock at a price per share of $1.00 resulting in an additional discount of $17,709. The total discount attributable to the Grid Note totaled $28,349 and is being amortized to interest expense over the term of the note. During the nine months ended September 30, 2013, the Company repaid $25,000 of the principal balance of the loan and recorded interest expense of $7,049 related to the discount.

On December 15, 2012, the Company issued a promissory note in the amount of $100,000 to it chief executive officer for amounts previously advanced to the Company for working capital. The note is non-interest bearing, unsecured and matures on December 15, 2014. The Company imputed interest at a rate of 2% per annum and recorded a discount in the amount of $2,059 which is amortized to interest expense over the term of the note. During the nine months ended September 30, 2013, the Company repaid $75,000 of the principal balance of the loan and recorded interest expense of $1,479 related to the discount.

On December 17, 2012, the Company issued a promissory note in the amount of $50,000 to a related party, the note is non-interest bearing, unsecured and matures on January 15, 2013. In the event of default, the loan will bear a default rate of interest at 10% per annum. As of September 30, 2013, the principal balance was unpaid and the Company recorded related party interest at the default rate in the amount of $3,666.

NOTE 10 - STOCKHOLDERS’ EQUITY

The Company is authorized to issue up to 300,000,000 shares of common stock, par value $0.001.

During the nine months ended September 30, 2013, the Company authorized the issuance of 2,851,250 shares of its common stock for cash proceeds totaling $1,732,322. As of September 30, 2013, 591,250 shares were unissued.

During the nine months ended September 30, 2013, the Company issued a total of 1,000,000 shares of common stock pursuant to a two year consulting agreement. The estimated fair value of the shares totaled $500,000 and is being amortized on a straight-line basis over the term of the agreement. As of September 30, 2013, $128,024 has been expensed to consulting fees and the remaining $371,976 has been recorded as prepaid consulting fees to be amortized over a remaining term of the agreement.

During the nine months ended September 30, 2013, the Company issued 525,889 shares of its common stock as payment for previously accrued legal fees. The estimated fair value of the shares totaled $262,945 and has been recorded as a reduction to accounts payable.

SPINDLE, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 10 - STOCKHOLDERS’ EQUITY, CONTINUED

On March 20, 2013, the Company authorized the issuance of 3,500,000 shares with an estimated fair value of $3,132,500 in connection with an asset acquisition. The Company agrees to issue 750,000 of such shares upon the satisfaction of certain conditions. (See Note 12). As of September 30, 2013, the 750,000 shares were unissued, but have been issued as of the date of this filing.

NOTE 11 - WARRANTS AND OPTIONS

On November 14, 2011, the Company issued warrants to purchase shares of the Company’s common stock to a related-party in conjunction with a promissory note.  The warrant holder was granted the right to purchase 250,000 shares of common stock of the Company for an aggregate purchase price of $250,000 or $1.00 per share.  The aggregate fair value of the warrants totaled $60,720 based on the Black Scholes Merton pricing model using the following estimates: 2.04% risk free rate, 52% volatility and expected life of the warrants of 10 years.

The following is a summary of the status of all of the Company’s stock warrants as of September 30, 2013:

	Number Of Warrants and Options	Weighted-Average Exercise Price
Outstanding at December 31, 2011	-	$ -
Granted	2,515,000	0.549
Exercised	-	-
Cancelled	-	-
Outstanding at December 31, 2012	2,515,000	$ 0.549
Granted	-	-
Exercised	-	-
Cancelled	-	-
Outstanding at September 30, 2013	2,515,000	$ 0.549
Exercisable at September 30, 2013	1,525,000	$ 0.581

NOTE 12 - BUSINESS ACQUISITION

On March 20, 2013, the Company assumed certain liabilities and acquired substantially all the assets of MeNetwork, Inc. (“MeNetwork”) used in connection with its business of developing, marketing and licensing a mobile marketing platform for use by merchants and consumers, pursuant to an Asset Purchase Agreement.  As consideration the Company authorized the issuance of 3,500,000 shares of its common stock to the stockholders of MeNetwork, of which 350,000 shares are being held in escrow for a period of one year from the closing date for the purposes of satisfying any indemnification claims.  In addition, upon the earlier of 180 days following the closing date or a change in control of the Company, the Company agreed to issue the remaining 750,000 shares of common stock to the director and Chief Operating Officer of MeNetwork and a current director of the Company.  As of September 30, 2013, the 750,000 shares are unissued but expected to be issued before fiscal year end (December 31, 2013).

NOTE 13 - SUBSEQUENT EVENTS

The Company’s management has reviewed all material events through the date of this report in accordance with ASC 855-10, and believes there are no material subsequent events to report.

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Spindle, Inc.

We have audited the accompanying balance sheets of Spindle, Inc.  as of December 31, 2012 and 2011, and the related statements of income, stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2012. These financial statements are the responsibility of the entity’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Spindle, Inc. as of December 31, 2012 and 2011, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

/s/ L.L. Bradford & Company
Las Vegas, Nevada
July 19, 2013

Spindle, Inc.

(Formerly Known as Coyote Hills Golf, Inc.)

(A Development Stage Company)

Consolidated Balance Sheets

	December 31,	December 31,
	2012	2011
Assets		(RESTATED)

Current assets:
Cash	$111,584	$3,109
Restricted cash	20,000	-
Accounts receivable	37,362	10,966
Prepaid expenses and current deposits	135,535	-
Notes receivable, net of notes payable of $221,287 and $221,287, respectively	66,753	66,753
Accrued interest receivable, net of accrued interest payable of $14,085 and $5,371, respectively	7,282	8,509
Total current assets	378,516	89,337

Fixed assets, net of accumulated depreciation of $2,031 and $0, respectively	564,735	177,844

Other assets:
Intangible assets, net of accumulated amortization of $75,878 and $25,293	156,815	207,400
Residual contracts	589,294	-
Deposits	3,842	-
Total other assets	749,951	207,400

Total assets	$1,693,202	$474,581

Liabilities and Stockholders' Equity

Current liabilities:
Accounts payable and accrued liabilities	$363,260	$8,800
Total current liabilities	363,260	8,800

Long-term liabilities:
Notes payable - related party, net of debt discount of $23,266 and $18,983, respectively	345,365	32,317
Notes payable	27,566	-
Total long-term liabilities	372,931	32,317

Total liabilities	736,191	41,117

Stockholders' equity:
Preferred stock, $0.001 par value, 50,000,000 shares authorized,
no shares issued and outstanding as of December 31, 2012 and 2011, respectively	-	-
Common stock, $0.001 par value, 300,000,000 shares authorized,
17,546,001 and 16,400,000 shares issued and outstanding
as of December 31, 2012 and 2011, respectively	18,428	16,480
Additional paid in capital	3,835,683	711,811
Common stock payable, 17,546,001 and 1,425,000 shares authorized and unissued
as of December 31, 2012 and 2011, respectively	2,514	1,425
Unamortized share-based compensation	(283,001)	-
Deficit accumulated during development stage	(2,616,613)	(296,252)
Total stockholders' equity	957,011	433,464

Total liabilities and stockholders' equity	$ 1,693,202	$474,581

The accompanying notes are an integral part of these financial statements.

Spindle, Inc.

(Formerly Known as Coyote Hills Golf, Inc.)

(A Development Stage Company)

Consolidated Statements of Operations

	For the	January 14, 2011	January 14, 2011
	Year Ended	(Inception) to	(Inception) to
	December 31,	December 31,	December 31,
	2012	2011	2012
		(RESTATED)

Revenue	$83,412	$29,942	$113,354
Cost of sales	19,701	-	19,701

Gross profit	63,711	29,942	93,653

Expenses:
Depreciation and amortization	51,567	25,293	76,860
Promotional and marketing	84,641	-	84,641
Consulting	492,410	109,560	601,970
Software and internet costs	38,686	1,445	40,131
Salaries, wages and benefits	964,742	71,751	1,036,493
Professional fees	588,910	47,015	635,925
Travel	73,674	7,714	81,388
Rent expense	32,942	6,555	39,497
General and administrative expenses	45,041	55,861	100,902
Total expenses	2,372,613	325,194	2,697,807

Loss before other expenses	(2,308,902)	(295,252)	(2,604,154)

Other expense:
Interest income	7,481	4,619	12,100
Interest expense	(18,940)	(5,619)	(24,559)
Total other expense	(11,459)	(1,000)	(12,459)

Income (Loss) before provision for income taxes	(2,320,361)	(296,252)	(2,616,613)

Provision for income taxes	-	-	-

Net Income (Loss)	$(2,320,361)	$(296,252)	$(2,616,613)

Weighted average number of common shares
outstanding - basic and fully diluted	17,164,341	11,675,192

Net income (loss) per share - basic and fully diluted	$(0.14)	$(0.03)

The accompanying notes are an integral part of these financial statements.

Spindle, Inc.

(Formerly known as Coyote Hills Golf, Inc.)

(A Development Stage Company)

Consolidated Statement of Stockholders' Equity

						(Deficit)
						Accumulated
			Additional	Common	Unamortized	During the
	Common Stock		Paid-in	Stock	Equity	Development
	Shares	Amount	Capital	Payable	Compensation	Stage	Total

Balance, January 14, 2011	-	$ -	$ -	$ -	$ -	$ -	$ -

Shares issued for services	10,500,000	10,500	-	-	-	-	10,500

Asset acquisition with Net Money In	1,575,000	1,575	237,000	1,425	-	-	240,000

Shares issued for services	525,000	525	41,475	-	-	-	42,000

Shares issued for cash	600,000	600	299,400	-	-	-	300,000

Recapitalization from reverse merger with Spindle Mobile, Inc.	3,280,000	3,280	132,419	-	-	-	135,699

Imputed interest	-	-	1,517	-	-	-	1,517

Net loss	-	-	-	-	-	(296,252)	(296,252)

Balance, December 31, 2011	16,480,000	16,480	711,811	1,425	-	(296,252)	433,464

Repurchase and cancellation of shares	(1,000,000)	(1,000)	1,000	-	-	-	-

Shares issued for services	763,918	764	655,645	550	-	-	656,959

Shares issued for cash	2,184,001	2,184	1,089,817	-	-	-	1,092,001

Asset acquisition with Parallel Solutions	-	-	588,755	539	-	-	589,294

Stock options granted for services	-	-	774,140	-	(283,001)	-	491,139

Imputed interest - related party	-	-	14,515	-	-	-	14,515

Net loss	-	-	-	-	-	(2,320,361)	(2,320,361)

Balance, December 31, 2012	18,427,919	$ 18,428	$ 3,835,683	$ 2,514	$ (283,001)	$(2,616,613)	$ 957,011

The accompanying notes are an integral part of these financial statements.

Spindle, Inc.

(Formerly known as Coyote Hills Golf, Inc.)

(A Development Stage Company)

Consolidated Statements of Cash Flows

	For the	January 14, 2011	January 14, 2011
	year ended	(Inception) to	(Inception) to
	December 31,	December 31,	December 31,
	2012	2011	2012
Cash flows from operating activities
Net (loss)	$(2,320,361)	$(296,252)	$(2,616,613)
Adjustments to reconcile net loss to net cash
(used in) operating activities:
Shares issued for services	585,408	52,500	637,908
Depreciation and amortization	52,616	25,293	77,909
Amortization of debt discount	10,232	4,249	14,481
Options granted for services	491,139	-	491,139
Changes in operating assets and liabilities:
(Increase) in accounts receivable	(26,395)	(10,967)	(37,362)
(Increase) decrease in prepaid expenses	(135,535)	-	(135,535)
Decrease in accrued interest receivable	1,227	758	1,985
(Increase) decrease in deposits	(3,842)	-	(3,842)
(Increase) in restricted cash	(20,000)	-	(20,000)
Increase (decrease) in accounts payable and accrued liabilities	355,486	(2,785)	352,702
Net cash (used in) operating activities	(1,010,025)	(227,204)	(1,237,228)

Cash flows from investing activities
Acquisitions of fixed assets	(388,922)	(78,858)	(467,780)
Net cash (used in) investing activities	(388,922)	(78,858)	(467,780)

Cash flows from financing activities
Cash acquired from acquisition	27,566	9,170	36,736
Proceeds for notes payable - related party	317,331	-	317,331
Issuance of common stock	1,163,525	300,000	1,463,525
Repurchase of common stock	(1,000)	-	(1,000)
Net cash provided by financing activities	1,507,422	309,170	1,816,592

Net increase in cash	108,475	3,108	111,584
Cash - beginning of year	3,109	-	-
Cash - end of year	$111,584	$3,108	$111,584

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid	$-	$-	$-
Income taxes paid	$-	$-	$-

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Shares issued for services	$585,408	$52,500	$637,908
Shares issued for acquisition	$589,294	$-	$-
Options granted for services	774,139	-	-

The accompanying notes are an integral part of these financial statements.

Spindle, Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

Note 1 - Organization of the company and significant accounting policies

Organization

The Company was originally organized on January 8, 2007 (Date of Inception) under the laws of the State of Nevada, as Coyote Hills Golf, Inc.  On November 15, 2011, the Company amended its articles of incorporation to change its name from Coyote Hills Golf, Inc. to Spindle, Inc.  The Company is authorized to issue up to 300,000,000 shares of its common stock with a par value of $0.001 per share and 50,000,000 shares of preferred stock with a par value of $0.001.

On December 2, 2011, we acquired certain assets and intellectual property from Spindle Mobile, Inc. ("SMI"), a Delaware corporation in the business of data processing, mobile payments fields and other related fields, in exchange for approximately 80% of the issued and outstanding common stock of the Company, which shares were distributed to the stockholders of SMI, pursuant to the terms and conditions of an Asset Purchase Agreement, dated December 2, 2011 (the "Spindle Mobile Agreement").Under the APA, Spindle, Inc. issued 13,200,000 shares of its common stock to various individuals and entities in exchange for the acquired assets and liabilities. Additionally, under the APA, the former officers and directors of Spindle, Inc. agreed to cancel 41,120,000 shares of common stock.  For accounting purposes, the acquisition of the SMI by Spindle, Inc. has been accounted for as a recapitalization, similar to a reverse acquisition except no goodwill is recorded, whereby the private company, SMI, in substance acquired a non-operational public company (Spindle, Inc.) with nominal assets and liabilities for the purpose of becoming a public company.   Accordingly, SMI is considered the acquirer for accounting purposes and thus, the historical financials are primarily that of SMI. As a result of this transaction, Spindle, Inc. changed its business direction and is now a commerce-centric business. Spindle Mobile, Inc. was incorporated on January 14, 2011 (Date of Inception) and accordingly, the accompanying financial statements are from the Date of Inception of SMI through ending reporting periods reflected.

Reclassification

Certain reclassifications have been made to conform the 2011 amounts to the 2012 classifications for comparative purposes

Principles of consolidation

For the period from January 14, 2011 to December 31, 2011, the consolidated financial statements include the accounts of Spindle, Inc. and Spindle Mobile, Inc.  For the year ended December 31, 2012, the consolidated financial statements include the accounts of Spindle, Inc. and Spindle Mobile, Inc.   All significant intercompany balances and transactions have been eliminated.   Spindle, Inc. and Spindle Mobile, Inc. will be collectively referred herein to as the “Company”.

Cash and cash equivalents

The Company maintains a cash balance in a non-interest-bearing account that currently does not exceed federally insured limits.  For the purpose of the statements of cash flows, all liquid investments with an original maturity of three months or less are considered to be cash equivalents.  There were no cash equivalents as of December 31, 2012 and 2011.

Restricted cash

The Company maintains a restricted cash balance as part of its operating requirements in a non-interest-bearing account that currently does not exceed federally insured limits totaling $20,000.

Spindle, Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

Note 1 - Organization of the company and significant accounting policies (continued)

Accounts receivable

Accounts receivable are stated at the amount the Company expects to collect from outstanding balances and do not bear interest.  The Company provides for probable uncollectible amounts through an allowance for doubtful accounts, if an allowance is deemed necessary.  The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable, however, changes in circumstances relating to accounts receivable may result in a requirement for additional allowances in the future.  On a periodic basis, management evaluates its accounts receivable and determines the requirement for an allowance for doubtful accounts based on its assessment of the current and collectible status of individual accounts with past due balances over 90 days. Account balances are charged against the allowance after all collection efforts have been exhausted and the potential for recovery is considered remote.

Inventory

Inventories consist of merchandise held for sale in the ordinary course of business, including cost of freight and other miscellaneous acquisition costs, and are stated at the lower of cost, or market determined on the first-in-first-out basis.  The Company records a write-down for inventories, which have become obsolete or are in excess of anticipated demand or net realizable value. The Company performs a detailed review of inventory each period that considers multiple factors including demand forecasts, market conditions, product life cycle status, product development plans and current sales levels. If future demand or market conditions for the Company’s products are less favorable than forecasted or if unforeseen changes negatively affect the utility of the Company’s inventory, it may be required to record additional write-downs, which would negatively affect gross margins in the period when the write-downs are recorded. If actual market conditions are more favorable, the Company may have higher gross margins when products incorporating inventory that were previously written down are sold.

Intangible assets

Management regularly reviews property, equipment, intangibles and other long-lived assets for possible impairment. This review occurs quarterly, or more frequently if events or changes in circumstances indicate the carrying amount of the asset may not be recoverable. If there is indication of impairment, then management prepares an estimate of future cash flows expected to result from the use of the asset and its eventual disposition. If these cash flows are less than the carrying amount of the asset, an impairment loss is recognized to write down the asset to its estimated fair value. Management believes that the accounting estimate related to impairment of its property and equipment, is a “critical accounting estimate” because: (1) it is highly susceptible to change from period to period because it requires management to estimate fair value, which is based on assumptions about cash flows and discount rates; and (2) the impact that recognizing an impairment would have on the assets reported on our balance sheet, as well as net income, could be material. Management’s assumptions about cash flows and discount rates require significant judgment because actual revenues and expenses have fluctuated in the past and are expected to continue to do so.

The Company capitalizes the costs associated with the development of the Company’s website pursuant to ASC Topic 350.  Other costs related to the maintenance of the website are expensed as incurred.  Amortization is provided over the estimated useful lives of 3 years using the straight-line method for financial statement purposes.   The Company will commence amortization once the economic benefits of the assets began to be consumed.

The Company reviews the carrying value of intangible assets for impairment whenever events and circumstances indicate that the carrying value may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition.  In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to the amount by which the carrying value exceeds the fair value.  The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition and other economic factors.  During the years ended December 31, 2012 and 2011, there was no impairment necessary.

Spindle, Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

Note 1 - Organization of the company and significant accounting policies (continued)

Property and equipment

Property and equipment is recorded at cost.  Expenditures for major additions and improvements are capitalized and minor replacements, maintenance, and repairs are charged to expense as incurred.  When property and equipment is retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations for the respective period.  Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes.  The Company uses other depreciation methods (generally accelerated) for tax purposes where appropriate.  The estimated useful lives for significant property and equipment categories are as follows:

Computer software	3 years
Office furniture and equipment	3 years

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition.  In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets.  The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition and other economic factors.  Based on this assessment there was no impairment as December 31, 2012 and 2011.  Depreciation expense for the years ended December 31, 2012 and 2011 totaled $982 and $0, respectively.

Software development costs

The Company accounts for the cost of computer software developed or obtained for internal use of its application service by capitalizing qualifying costs, which are incurred during the application development stage and amortizing them over the software’s estimated useful life. Costs incurred in the preliminary and post-implementation stages of the Company’s products are expensed as incurred. The amounts capitalized include external direct costs of services used in developing internal-use software and for payroll and payroll-related costs of employees directly associated with the development activities. The Company amortizes capitalized software over the expected period of benefit, which is three years, beginning when the software is ready for its intended use.

Intangible assets

The Company records its intangible assets in accordance with ASC Topic 350 Intangibles - Goodwill and Other, goodwill is not amortized, but instead is tested for impairment annually, or more frequently if circumstances indicate a possible impairment may exist. In September 2011, the FASB approved ASU No. 2011-08, “Intangibles-Goodwill and Other (Topic 350): Testing Goodwill for Impairment.” This ASU permits an entity to first assess qualitative factors to determine whether it is more likely than not (a likelihood of more than 50 percent) that the fair value of a reporting unit is less than its carrying amount. After assessing qualitative factors, if an entity determines that it is more likely than not that the fair value of the reporting unit is greater than its carrying amount, no further testing is necessary. The Company assessed the qualitative factors and determined no further testing was necessary. If further testing was necessary, the Company would have tested the recoverability of goodwill using a two-step impairment test at the reporting unit level. For goodwill impairment test purposes, the Company is considered one reporting unit. In the first step, the fair value for the Company is compared to its carrying value including goodwill. In the case that the fair value is less than the carrying value, a second step is performed that compares the implied fair value of goodwill to the carrying value of the goodwill. The fair value for the implied goodwill is determined based on the difference between the fair value of the reporting unit and the net fair values of the identifiable assets and liabilities excluding goodwill. If the implied fair value of the goodwill is less than the book value, the difference is recognized as an impairment charge. Absent any special circumstances that could require an interim test, the Company has

Spindle, Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

Note 1 - Organization of the company and significant accounting policies (continued)

Intangible assets, continued

elected to test for goodwill impairment during the fourth quarter of each year. Topic ASC 350 also requires that intangible assets with finite lives be amortized over their respective estimated useful lives and reviewed for impairment whenever impairment indicators exist in accordance with ASC Topic 360.

Revenue recognition

The Company recognizes revenue when all of the following conditions are satisfied: (1) there is persuasive evidence of an arrangement; (2) the service has been provided to the customer; (3) the amount of fees to be paid by the customer is fixed or determinable; and (4) the collection of our fees is probable.

Sales related to long-term contracts for services (such as engineering, product development and testing) extending over several years are accounted for under the percentage-of-completion method of accounting.  Sales and earnings under these contracts are recorded based on the ratio of actual costs incurred to total estimated costs expected to be incurred related to the contract under the cost-to-cost method based budgeted milestones or tasks as designated per each contract. Anticipated losses on contracts are recognized in full in the period in which losses become probable and estimable.

For all other sales of product or services, the Company recognizes revenues based on the terms of the customer agreement.  The customer agreement takes the form of either a contract or a customer purchase order and each provides information with respect to the product or service being sold and the sales price.  If the customer agreement does not have specific delivery or customer acceptance terms, revenue is recognized at the time of shipment of the product to the customer.

Management periodically reviews all product returns and evaluates the need for establishing either a reserve for product returns or a product warranty liability. As of December 31, 2012 and 2011, management has concluded that neither a reserve for product returns nor a warranty liability is required.

Advertising and marketing costs

The Company expenses all costs of advertising as incurred.  During the years ended December 31, 2012 and 2011, there were $84,641 and $0 in advertising and marketing costs.

Income taxes

The Company follows FASB Codification Topic 740-10-25 (ASC 740-10-25) for recording the provision for income taxes.  Deferred tax assets and liabilities are computed based upon the difference between the financial statement and income tax basis of assets and liabilities using the enacted marginal tax rate applicable when the related asset or liability is expected to be realized or settled.  Deferred income tax expenses or benefits are based on the changes in the asset or liability each period.  If available evidence suggests that it is more likely than not that some portion or all of the deferred tax assets will not be realized, a valuation allowance is required to reduce the deferred tax assets to the amount that is more likely than not to be realized.  Future changes in such valuation allowance are included in the provision for deferred income taxes in the period of change.

Deferred income taxes may arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods.  Deferred taxes are classified as current or non-current, depending on the classification of assets and liabilities to which they relate.  Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the temporary differences are expected to reverse.

Spindle, Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

Note 1 - Organization of the company and significant accounting policies (continued)

Loss per common share

Net loss per share is provided in accordance with ASC Subtopic 260-10. We present basic loss per share (“EPS”) and diluted EPS on the face of statements of operations.  Basic EPS is computed by dividing reported losses by the weighted average shares outstanding.  Except where the result would be anti-dilutive to income from continuing operations, diluted earnings per share has been computed assuming the conversion of the exercise of stock options and warrants. Loss per common share has been computed using the weighted average number of common shares outstanding during the year. For the years ended December 31, 2012 and 2011, exercise of stock options and warrants are anti-dilutive due to the Company’s net losses and are excluded in determining diluted loss per share.

Stock-based compensation

The Company accounts for stock-based payments to employees in accordance with ASC 718, “Stock Compensation” (“ASC 718”).  Stock-based payments to employees include grants of stock, grants of stock options and issuance of warrants that are recognized in the consolidated statement of operations based on their fair values at the date of grant.

The Company accounts for stock-based payments to non-employees in accordance with ASC 718 and Topic 505-50, “Equity-Based Payments to Non-Employees.”  Stock-based payments to non-employees include grants of stock, grants of stock options and issuances of warrants that are recognized in the consolidated statement of operations based on the value of the vested portion of the award over the requisite service period as measured at its then-current fair value as of each financial reporting date.

The Company calculates the fair value of option grants and warrant issuances utilizing the Black-Scholes pricing model.  The amount of stock-based compensation recognized during a period is based on the value of the portion of the awards that are ultimately expected to vest.  ASC 718 requires forfeitures to be estimated at the time stock options are granted and warrants are issued to employees and non-employees, and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.  The term “forfeitures” is distinct from “cancellations” or “expirations” and represents only the unvested portion of the surrendered stock option or warrant.  The Company estimates forfeiture rates for all unvested awards when calculating the expense for the period.  In estimating the forfeiture rate, the Company monitors both stock option and warrant exercises as well as employee termination patterns.  The resulting stock-based compensation expense for both employee and non-employee awards is generally recognized on a straight-line basis over the requisite service period of the award.

For the year ended December 31, 2012 and the period from January 14, 2011 (inception) to December 31, 2011, the Company recorded stock-based compensation expense related to equity granted in connection with services to the Company of $656,959 and $42,000, respectively.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.  Actual results could differ from those estimates.

Fair value of financial instruments

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2012 and 2011.  The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. Fair values were assumed to approximate carrying values for cash and payables because they are short term in nature and their carrying amounts approximate fair values or they are payable on demand.

Spindle, Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

Note 1 - Organization of the company and significant accounting policies (continued)

Long-lived assets

The Company accounts for its long-lived assets in accordance with ASC Topic 360-10-05, “Accounting for the Impairment or Disposal of Long-Lived Assets.”  ASC Topic 360-10-05 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the historical cost or carrying value of an asset may no longer be appropriate.  The Company assesses recoverability of the carrying value of an asset by estimating the future net cash flows expected to result from the asset, including eventual disposition.  If the future net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset’s carrying value and its fair value or disposable value.  As of December 31, 2012 and the period from January 14, 2011 (inception) to December 31, 2011, the Company determined that none of its long-term assets were impaired.

Concentration of business and credit risk

The Company has no significant off-balance sheet risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.  The Company’s financial instruments that are exposed to concentration of credit risks consist primarily of cash. The Company maintains its cash in bank accounts, which may at times, exceed federally insured limits.

During the year ended December 31, 2012 and the period from January 14, 2011, the Company generated approximately 75% and 100%, respectively, of its revenue from one customer.

Year-end

The Company’s year-end is December 31.

New Accounting Pronouncements

The Company continually assesses any new accounting pronouncements to determine their applicability to the Company. Where it is determined that a new accounting pronouncement affects the Company’s financial reporting, the Company undertakes a study to determine the consequence of the change to its financial statements and assures that there are proper controls in place to ascertain that the Company’s financials properly reflect the change. There are no new accounting pronouncements issued by the FASB (including its Emerging Issues Task Force), the AICPA, and the SEC did not or are not believed by management to have a material impact on the Company's present or future financial statements.

Note 2 - Going concern

These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year.  Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern.  The Company has not yet achieved profitable operations and has accumulated losses through December 31, 2012 of $2,616,613 and minimal working capital of $15,256. Management expects to incur further losses in the development of its business, all of which raises substantial doubt about the Company’s ability to continue as a going concern.  The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

The Company expects to continue to incur losses as it executes its business plan and does not expect to attain profitability in the near future.  The Company has funded operations through short-term borrowings and equity investments in order to meet its strategic objectives. The Company's future operations are dependent upon external

Spindle, Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

Note 2 - Going concern, continued

funding and its ability to execute its business plan, realize sales and control expenses.  Management believes that sufficient funding will be available from additional borrowings and private placements to meet its business objectives, including anticipated cash needs for working capital, for a reasonable period of time.  However, there can be no assurance that the Company will be able to obtain sufficient funds to continue the development of its business operation, or if obtained, upon terms favorable to the Company.

Note 3 - Prepaid expenses

Prepaid expense consisted of the following at December 31:

	2012	2011
Legal fees	$365		$-
Consulting fees	122,500		-
Rent	4,129		-
Insurance	8,541		-
	$135,535	$

Note 4 - Notes receivable

Demand notes receivable consisted of the following at December 31:

	2012	2011
Notes receivable, 2.59% per annum	$288,040	$288,040
Less:
Notes payable, 2.59% per annum	(221,287)	(221,287)
	$66,753	$66,753

Note 5 - Accrued interest receivable

Accrued interest receivable consisted of the following at December 31:

	2012	2011
Accrued interest receivable	$21,367	$13,080
Less: Accrued interest payable	(14,085)	(5,371)
Total accrued interest receivable, net	$7,282	$8,509

Interest income for the year ended December 31, 2012 and for the period from January 14, 2011 (inception) to December 31, 2011 was $7,481 and $4,619, respectively.  Imputed interest expense for the year ended December 31, 2012 and for the period from January 14, 2011 (inception) to December 31, 2011 was $8,708 and $5,377, respectively.

Spindle, Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

Note 6 - Fixed assets

Fixed assets consisted of the following at December 31:

	2012	2011
Capitalized software development	$546,889	$177,844
Computer software	768	-
Office furniture and equipment	19,109	1,049
Less: Accumulated depreciation	(2,031)	(1,049)
Total fixed assets, net	$564,735	$177,844

Depreciation expense for the year ended December 31, 2012 and for the period from January 14, 2011 (inception) to December 31, 2011 was $982 and $0, respectively.

Note 7 - Residual contracts

On December 31, 2012, the Company bought the residual income stream from Parallel Solutions (PSI). This revenue is perpetual as long as the vendor's contract stays with PSI.  The company received all the contracts except for two: Chesspay and TRK.  The Company did the due diligence on PSI around November 2012 and based the calculations on the new income for the period November of 2011 to October 2012. The Company used an industry standard multiple (1.1) to put a value on the asset and came up with a value of roughly $589,294.  At the time when the Company was, performing the due diligence it determined the value of the company stock was trading very sparsely at $1.09, so the Company took initial valuation of $589,294 and divided by $1.09 to get a number of shares that would be issued in return for the asset. The Company and PSI all agreed on 538,570 shares. As of December 31, 2012, the 538,570 shares have not been issued and are recorded to common stock payable.

Note 8 - Notes payable related party and note payable

Related party notes payable consisted of the following at December 31:

	2012	2011
Note payable, non-interest bearing, unsecured
maturing on November 13, 2014 (1)	$25,000	$-
Note payable, non-interest bearing, unsecured
maturing on January 15, 2014	100,000	-
Revolving line of credit with a related party up to $250,000, unsecured, non-interest bearing, and
maturing December 15, 2015	193,631	51,300
Note payable, non-interest bearing and
maturing January 15, 2013	50,000	-
Less: Debt discount	(23,266)	(18,983)
	345,365	32,317
Less current portion	-	-

Total long-term notes payable - related party, net	$345,365	$32,317

Spindle, Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

Note 8 - Notes payable related party and note payable, continued

(1)

On November 14, 2011, the Company entered into a promissory note with a related party for $25,000.  The note bears 0% interest and is due on November 13, 2014.  In connection with the note, the note-holder was issued warrants to purchase up to 250,000 shares of the Company’s par value common stock at a price per share of $1.00.  Resultantly, a discount of $17,709 was attributed to the value of the note, which amount is being amortized over a period of 36 months.  During the year ended December 31, 2012, a total of $6,419 has been amortized and recorded as interest expense related to the warrants. (Note 11)

Notes payable consisted of the following at December 31:

	2012	2011
Note payable, non-interest bearing, unsecured
and due upon demand	$27,566	$-
Less current portion

Total long-term notes payable, net	$372,931	$32,317

The Company has issued various promissory notes to related parties all of which have terms, which include a stated interest rate of 0%. The Company has imputed interest at a rate of approximately 2.6% for each of the aforementioned notes, which has been recorded as a discount to each note with an increase in paid in capital. Imputed interest expense for the year ended December 31, 2012 and for the period from January 14, 2011 (inception) to December 31, 2011 was $8,708 and $5,377, respectively.

Note 9 - Stockholders’ equity

The Company was originally authorized to issue up to 200,000,000 shares of common stock, par value $0.001..  On November 15, 2011, the Company amended the Company’s Articles of Incorporation to increase the authorized capital stock of the Company from 200,000,000 shares with a par value of $0.001 per share to 300,000,000 shares of par value common stock and 50,000,000 shares of $0.001 par value preferred stock .

On November 15, 2011, the Company effectuated a 4-for-1 forward stock split.  All share and per share amounts have been retroactively restated.

On January 17, 2011, the Company issued a total of 10,500,000 shares of common stock for services valued at $10,500.

On May 19, 2011, the Company issued a total of 1,575,000 shares of common stock and agreed to issue an additional 1,425,000 shares of common stock to acquire certain assets and liabilities of Net Money In.  The value of the shares was $240,000.  As of the December 31, 2012, the 1,425,000 shares have not been issued and are recorded to common stock payable.

On August 1, 2011, the Company issued a total of 525,000 shares of common stock for services valued at $42,000.

On September 30, 2011, the Company issued a total of 600,000 shares of common stock for cash of $300,000.

Prior to the reverse acquisition of Spindle Mobile, Inc. the Company had 44,400,000 shares of common stock.

On December 2, 2011, the Company issued a total of 13,200,000 shares of common stock and cancelled a total of 41,120,000 shares of common stock related to the reverse acquisition with Spindle Mobile, Inc.

Spindle, Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

Note 9 - Stockholders’ equity, continued

In December 2011, the Company recorded an increase in additional paid-in capital of $1,517 in connection with imputed interest on a related party note payable.

On June 26, 2012, the Company repurchased 1,000,000 shares of common stock for cash in the amount of  $1,000, which were immediately cancelled..

During the year ended December 31, 2012, the Company authorized the issuance of a total of 1,313,918 shares of its common stock for services to the Company valued at $656,959. As of December 31, 2012, 550,000 of the shares authorized were unissued. During the year ended December 31, 2012, the Company issued 2,184,001 shares of common stock for total cash proceeds of $1,092,001 or $0.50 per share.

On December 31, 2012, the Company agreed to issue a total of 538,570 shares for acquired residual contracts valued at $589,294.  As of December 31, 2012, the 538,570 shares have not been issued and are recorded to common stock payable.

During the year ended December 31, 2012, the Company granted a total of 2,175,000 stock options for services valued at $774,140.  During the year ended December 31, 2012, the Company recorded an expense of $491,139 for the vested portion of the stock options and the unvested portion of $283,001 was recorded to unamortized equity compensation.

In December 2011, the Company recorded an increase in additional paid-in capital of $14,515 in connection with imputed interest on a related party note payable.

Note 10 - Warrants and options

On November 14, 2011, the Company issued warrants to purchase shares of the Company’s par value common stock to a related-party in conjunction with a promissory note.  The warrant holder was granted the right to purchase 250,000 shares of common stock of the Company for an aggregate purchase price of $250,000 or $1.00 per share.  The aggregate fair value of such warrants totaled $60,720 based on the Black Scholes Merton pricing model using the following estimates: 2.04% risk free rate, 52% volatility and expected life of the warrants of 10 years.  See note 7 for further details.

On October 9, 2012, the Company adopted its 2012 Stock Incentive Plan that governs equity awards to employees, directors and consultants of the company. There are 3,000,000 shares of common stock currently reserved for issuance under the Plan. Unless previously terminated, the Plan will terminate ten (10) years after the earlier of (i) the date the Plan was adopted by the Board of Directors, or (ii) the date the Plan was approved by the stockholders. The types of awards permitted under the Plan include qualified incentive stock options (ISO), non-qualified stock options, and restricted stock. Each option is exercisable at such times and subject to terms and conditions at the Board of Directors may specify. Stock options generally vest over three years and expire no later than ten years from the date of grant. As of December 31, 2012, options to purchase up to 2,265,000 shares of common stock have been granted of which 1,275,000 are vested.

Spindle, Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

Note 10 - Warrants and options, continued

The following is a summary of the status of all of the Company’s stock warrants as of December 31, 2012 and 2011 and changes during the years ended on those dates:

Options:

	Number of Options	Weighted- Average Exercise Price
Outstanding at January 14, 2011 (inception)	-	$-
Granted	-	-
Exercised	-	-
Cancelled	-	-
Outstanding at December 31, 2011	-	$-
Granted	2,265,000	0.50
Exercised	-	-
Cancelled	-	-
Outstanding at December 31, 2012	2,265,000	$0.50
Options exercisable at December 31, 2011	-	$1.00
Options exercisable at December 31, 2012	1,275,000	$0.50

Warrants:

	Number of Warrants	Weighted- Average Exercise Price
Outstanding at December 31, 2010	-	$-
Granted	250,000	1.00
Exercised	-	-
Cancelled	-	-
Outstanding at December 31, 2011	250,000	$1.00
Granted	-	-
Exercised	-	-
Cancelled	-	-
Outstanding at December 31, 2012	250,000	$1.00
Warrants exercisable at December 31, 2011	250,000	$1.00
Warrants exercisable at December 31, 2012	250,000	$1.00

Note 11 - 2011 Restatement

On February 6, 2013, the Board of Directors of the Company, after consultation with management, determined that the Company’s financial statements for the 2011 Fiscal Year as included in the Company’s 2011 Annual Report, and the financial statements, as included in the Company’s Quarterly Reports on Form 10-Q for the 2012 Fiscal Quarters should no longer be relied upon and should be restated because of the Company’s accounting treatment with respect to the Spindle Mobile Acquisition as an asset acquisition instead of a reverse capitalization and to revise the date of the Company’s inception from January 8, 2007 to January 14, 2011.

Spindle, Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

Note 11 - Restatement, continued

The net effect of the restatement as of December 31, 2011 is as follows:

	As Originally	Adjustments	As
	Filed	Increase/(decrease)	Restated
BALANCE SHEET
ASSETS:
Cash	$3,109	$-	$3,109
Accounts receivable	16,450	(5,484)	10,966
Notes receivable	-	66,753	66,753
Accrued interest receivable	-	8,509	8,509
Fixed assets, net	-	177,844	177,844
Capitalized software costs	137,844	69,556	207,400
TOTAL ASSETS	$157,403	$317,178	$474,581

LIABILITIES:
Accounts payable	$20,561	$(11,761)	$8,800
Notes payable	33,813	(1,496)	32,317

EQUITY:
Preferred stock	-	-	-
Common stock	16,480	-	16,480
Common stock payable	-	1,425	1,425
Additional paid-in capital	616,087	95,724	711,811
Accumulated deficit	(529,538)	233,286	(296,252)
TOTAL LIABILITIES AND EQUITY	$157,403	$317,178	$474,581

STATEMENT OF OPERATIONS:
Revenue	$31,421	$(1,479)	$29,942
Cost of sales	-	-	-
Gross profit	31,421	(1,479)	29,942

Depreciation and amortization expense	170	25,123	25,293
General and administrative expenses	29,035	270,866	299,901

Impairment of notes receivable	448,040	(448,040)	-
Interest expense	221	5,398	5,619

Net (loss)	$(446,095)	$149,843	$(296,252)

Weighted average number of common shares	42,175,604	(30,499,872)	11,675,192
Net (loss) per common share outstanding	$(0.01)	$0.02	$(0.03)

Spindle, Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

Note 13 - Subsequent Events

The Company’s Management has reviewed all material events through the date of this report in accordance with ASC 855-10, and believes there are no further material subsequent events to report, except for the following items below.

On March 20, 2013, the Company assumed certain liabilities and acquired substantially all the assets of MeNetwork, Inc. used in connection with its business of developing, marketing and licensing a mobile marketing platform for use by merchants and consumers, pursuant to an Asset Purchase Agreement, dated March 1, 2013, by and between Spindle and MeNetwork.  As consideration for the assumption of such liabilities and the acquisition of the MeNetwork Assets, the Company issued an aggregate of 2,750,000 shares of common stock to the stockholders of MeNetwork, of which 350,000 shares are being held in escrow for a period of one year from the MeNetwork Closing Date for the purposes of satisfying any indemnification claims.  In addition, upon the earlier of 180 days following the MeNetwork Closing Date or a change in control of the Company, the Company shall issue an additional 750,000 shares of common stock to Ashton Craig Page, the director and Chief Operating Officer of MeNetwork and a current director of the Company.